AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2024/227
26 August 2024
Prepared by: FIFC
Original: English/French

<table>
<tr><td>**Probable Date of Board Presentation**
Not Applicable</td><td>**FOR INFORMATION**</td></tr>
</table>

MEMORANDUM

TO   :   THE BOARD OF DIRECTORS

FROM   :   Vincent O. NMEHIELLE
                        Secretary General

SUBJECT :   <u>ADB INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED
30 JUNE 2024*</u>

In accordance with the Bank's Financial Regulations, please find attached the
Financial Statements of the African Development Bank (AfDB or the Bank) for the
period ended 30 June 2024.

Attach:

Cc: **The President**

<table>
<tr><td colspan="4">***Questions on this document should be referred to:**</td></tr>
<tr><td>**Mrs. H. NSELE**</td><td>**Vice-President and CFO**</td><td>**FIVP**</td><td>**Extension 2028**</td></tr>
<tr><td>**Mrs. A. BOUABENE-KALLEL**</td><td>**Officer-In-Charge**</td><td>**FIFC**</td><td>**Extension 2104**</td></tr>
<tr><td>**Mr. H. BEN OTHMAN**</td><td>**Division Manager**</td><td>**FIFC.1**</td><td>**Extension 2701**</td></tr>
<tr><td>**Mr. A. BADEJO**</td><td>**Chief Financial Accountant**</td><td>**FIFC.1**</td><td>**Extension 4708**</td></tr>
<tr><td>**Ms. C. NDUKAIRE**</td><td>**Principal Financial Accountant**</td><td>**FIFC.1**</td><td>**Extension 4436**</td></tr>
<tr><td>**Ms. S. JABRI**</td><td>**Principal Financial Accountant**</td><td>**FIFC.1**</td><td>**Extension 3463**</td></tr>
<tr><td>**Mr. M. AFOLAYAN**</td><td>**Senior Financial Accountant**</td><td>**FIFC.1**</td><td>**Extension 5017**</td></tr>
</table>

SCCD:C.H.

Glossary of Terms and Abbreviations

Allocable Income – represents **Net income before distribution approved by the Board** adjusted for the impact of volatile unrealized elements such as from financial liabilities (gains or losses on borrowings at fair value and related derivatives) and translation gains or losses. This adjusted net income forms the basis of allocations of income to reserves and development initiatives.

Adjusted Allocable Income – Allocable Income less the effect of Hybrid Capital Instrument Costs

Amortized Cost – A debt financial asset (for example a loan, treasury investment) is subsequently classified as measured at amortized cost if (1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and (2) its contractual terms give rise to cash flows on specified dates that are solely principal and interest on the principal outstanding. The interest income is calculated using effective interest rate and recorded in the income statement.

BSO – Balance Sheet Optimization – consists of a program of transactions or vehicles involving the use of risk transfer product structured between the Bank and a third party to take on the Bank's credit risks. The Bank's BSO instruments include exposure exchange agreements securitization, credit insurance and guarantees, as well as asset sale down. BSO aims at

(i)   Rebuilding safety margins on key rating agency ratios and protecting the Bank's 'AAA' rating;

(ii)   Improving the Bank's risk profile and reducing the capital consumption to create additional lending headroom for achieving the Bank's lending targets through active capital management and mobilizing institutional private, and other investors and;

(iii)   Making more efficient use of shareholder resources and enables the Bank to provide more development lending without solely relying on additional shareholder capital.

BSO expenses and fees – include all costs and fees incurred by the Bank when executing and implementing BSO transactions. These typically include the premiums paid to risk participants in exchange for credit protection, legal fees, rating evaluation service fees, advisory fees, custodian fees, and verification agent fees.

CRC – Credit Risk Committee.

CRC Overlay adjustment refers to post-model-Expected Credit Loss (ECL) adjustments approved by the CRC to reflect inherent credit risks as required under IFRS. The Bank uses overlay/post-model adjustments of (loan) stage migration and provisioning rates where risks and uncertainties are not adequately reflected in the credit model.

ECL – Expected Credit Loss – is the probability-weighted estimate of credit losses over the expected life of a financial instrument. Under IFRS, the Bank is required to measure its ECLs, taking into account past events, current conditions and forecast information. The amount of ECLs recognized at each reporting date to reflect changes in a financial instrument's credit risk and allows for timely recognition of credit losses.

ECL Coverage Ratio – The total expected credit losses on loan principal and interest receivables in each stage of ECL as a proportion of gross exposures in each stage of ECL.

AFRICAN DEVELOPMENT BANK

Glossary of Terms and Abbreviations
Equity Participation – This includes equity investments held in funds, or entities that the Bank benefits from having access to dividends, capital calls and distributions, and other similar ownership rights. Changes in the fair value of equity investments are recognized in 'other comprehensive income' (Financial assets at fair value through OCI - FVOCI).
Fair Value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting or mark-to market accounting, allows the Bank to measure its assets and liabilities at their current market value. **Fair Value gains and losses** represent unrealized gains or losses arising from the remeasurement of financial instruments held at fair value (e.g., borrowings, derivatives, Treasury investments and other trading instruments) at the end of a reporting period. A gain arises when the key inputs (e.g., quoted prices -or interest rates and yield curves, currency rates, credit spread, implied volatilities etc.) into the fair value model have a positive impact on the financial instruments and a loss arises when the key inputs of the valuation model have a negative effect on the financial instruments.
Financial Instrument – This is a financial contract between two parties that gives rise to a financial asset to one party and a financial liability or equity instrument to the other party. It comprises financial assets (e.g., loans, treasury investments, equity investments, derivative assets, etc.) and financial liabilities (e.g., borrowings, derivative liabilities, etc.), including undrawn commitments and guarantees. All assets within the scope of IFRS 9 are initially measured at fair value and subsequently classified as measured at amortized cost, or fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL).
FVOCI – Fair Value Through Other Comprehensive Income – This is a measurement and classification category under IFRS. A financial asset is classified and measured at FVOCI if the contractual cashflows will be realized by collecting contractual cash flows (principal and interest or dividend) and selling the financial asset. Depending on whether the financial asset is debt or equity instrument, interest income or dividend is recorded in the income statement, while fair value gains/losses are recorded in other comprehensive income.
FVTPL – Fair Value Through Profit or Loss - This is a measurement and classification category under IFRS. A financial asset is classified and measured at FVTPL if the contractual cash flows will be realized principally through trading or selling the financial assets. Fair value gains or losses arising from these financial assets are recorded in the income statement.
GDP – Gross Domestic Product
GCI – General Capital Increase
HCI - Hybrid Capital Instrument. A class of instrument issued to holders for which the Bank has the sole discretionary right to defer or cancel interest and principal cashflow from the instrument. The HCI is classified as equity in the financial statements. As such, all consideration received (proceeds) or paid (discretionary payments) are recognized directly in equity.
IFRS – International Financial Reporting Standard
IMF – International Monetary Fund

Glossary of Terms and Abbreviations
JIBAR – Johannesburg Interbank Average Rate
LIBOR – London Interbank Offer Rate
MBP – Medical Benefit Plan
NIM- Net interest Margin: Defined as the ratio of Net Interest Income to Gross Earning Assets. Net interest income includes realized and unrealized gains/losses on the trading portfolio (annualized) expressed as a percentage of gross earning assets.
NSO – Non-Sovereign Operations
NPL – Non-Performing Loan is a loan in which the borrower is in default (Stage 3 of ECL) because they are unable to make or have not made the scheduled payments of principal and interest for a specified period.
NPL ratio – Total ECL on loans and interest receivables in default as a proportion of gross loans and interest receivables.
OCI - Other Comprehensive Income refers to items of income and expenses that are not recognized as a part of the profit and loss account.
OECD – Organization of Economic Co-operation and Development
ORMF- Operational Risk Management Framework
ROU- The right of use is a lessee's right to control the use of an asset over the life of a lease.
SDR – Special Drawing Rights
SOV/ SO – Sovereign Operations
SRP – Staff Retirement Plan
UA – Unit of Account
WB – World Bank
YoY – Year on year – method of comparing financial results of one period in the current year with those of the same period in the previous year, e.g., 31 December 2022 to 31 December 2023.
YtD – Year to date – method of comparing financial results starting with the beginning of the year up to the current month or period under review, e.g., from 1 January 2024 up to 30 June 2024.

**AfDB INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 JUNE 2024**[*]

Results of Bank Operations

Introduction

For the half year ended 30 June 2024, the Bank delivered strong financial results growing Net Operational Income by 23.00 percent YoY (year on year) and Net Income before distributions by 37.32 percent YoY. However, adjusted allocable income declined by 1.75 percent over the same period. The Balance sheet remained strong and well-diversified, with Total assets increasing by 5.58 percent YtD (year-to-date).

The charts below show the trend in Net income and Allocable income between June 2023 and June 2024 and movements in the Balance sheet between 31 December 2023 and 30 June 2024.

Figure 1: Trend in Allocable Income, vs Net Income and Total assets (UA million)



Details of the Bank's financial performance and financial position are presented below:

1.   **Financial Performance**

1.1   The Net income before distributions approved by the Board of Governors increased by UA 64.81 million to UA 238.44 million for 30 June 2024 compared to UA 173.63 million reported for 30 June 2023, representing a 37.32 percent YoY increase. The increase was due to the combined effects of:

- UA 54.96 million (36.53 percent) increase in net interest income to UA 205.45 million in June 2024 from UA 150.48 million in June 2023 (+);

- UA 50.27 million (190.10 percent) increase in gains on borrowings at fair value through profit or loss (FVTPL) and related derivatives to UA 23.83 million in June 2024 from losses of UA 26.44 million in June 2023 (+);

- UA 36.96 million (52.68 percent) decrease in writeback on expected credit losses (ECLs) on financial assets held at amortized cost and financial guarantee to UA 33.20 million in June 2024 from a writeback of UA 70.15 million in June 2023 (-).

---

[*] *Slight differences may occur in totals and percentages in this document due to rounding.*

Figure 2: Drivers of Net income before distribution – 30 June 2023 to 30 June 2024 (UA million)



1.2 **Allocable income** for 30 June 2024 increased by UA 12.25 million (6.26 percent) to UA 208.16 million over the UA 195.91 million reported in June 2023. Adjusted allocable income for the period decreased by UA 4.21 million to UA 192.49 million compared to UA 195.91 million in 2023. This decrease in Adjusted Allocable income was due mainly to the effect of HCI costs. Allocable income is computed by adjusting Net income before distributions approved by the Board of Governors for the impact of unrealized elements of gains and losses, such as fair value changes in the Bank's borrowings at FVTPL and related derivatives and currency translation gains or losses. Adjusted Allocable income is computed by excluding the HCI transaction cost and the accrued discretionary coupons. Adjusted Allocable income is the basis of allocations to reserves and development initiatives.

The table below presents an analysis of Allocable Income:

Table 1: Adjusted Allocable Income (UA millions)

	2024	2023
Income before distributions approved by the Board of Governors	**238.44**	**173.63**
(Deduct) /Add back – Unrealized (gains)/losses on borrowings at FVTPL and derivatives	(23.83)	26.44
(Deduct) /Add back – Currency translation losses/(gains)	(6.45)	(4.16)
Total fair value and currency translation adjustments	(30.28)	22.28
Allocable Income	**208.16**	**195.91**
HCI adjustments - Net Projected costs (Transaction cost + Discretionary coupon)	(15.67)	-
Adjusted Allocable income	**192.49**	**195.91**

Figure 3: Drivers of Adjusted Allocable Income– 30 June 2023 to 30 June 2024 (UA million)



1.3   **Other Comprehensive Income (OCI)** the period ended 30 June 2024 decreased by UA 74.80 million (265.84 percent) to losses of UA 46.66 million, compared to gains of UA 28.14 million on 30 June 2023. The decrease arose principally from fair value losses on borrowings at FVTPL- 'own credit' and losses arising from net fair value changes on cashflow hedge.

   Total Comprehensive Income for the period ended 30 June 2024 decreased by UA 69.99 million (44.93 percent) to UA 85.78 million, compared to UA 155.77 million reported in June 2023, due to net losses recorded in the OCI.

1.4   **Total Income from Loans, Treasury investments and related derivatives (including equity, other debt securities and hybrid capital securities)** increased by UA 203.12 million (26.11 percent) to UA 981.18 million in June 2024 from UA 778.06 million in June 2023. The analysis of this increase is presented below.

Income from Loans and related derivatives

- The income increased by UA 172.63 million (32.70 percent) to UA 700.53 million in June 2024 compared to UA 527.90 million in June 2023, resulting mainly from increase in market interest rates and increase in loan portfolio.

- Interest income on sovereign operations increased by 31.27 percent to UA 526.29 million in June 2024 from UA 400.91 million in June 2023, while interest income on non-sovereign increased by 24.86 percent to UA 121.18 million in 2024 from UA 97.05 million in 2023.

Income from Treasury Investments and related derivatives

- Income from Treasury investments and related derivatives increased by UA 27.33 million (11.33 percent) to UA 268.51 million in June 2024 compared to UA 241.18 million in June 2023, due mainly to the effect of the increase in market interest rates and the treasury investment portfolio.

   Interest Income on Treasury Investments for 30 June 2024 grew by UA 42.95 million (25.20 percent) to UA 213.41 million compared to UA 170.45 million in 2023.This growth resulted from higher market interest rates and increase in treasury investments portfolio, arising from the proceeds of the HCI.

Fair value gains on Treasury investments held for trading for 30 June 2024 declined by UA 15.62 million to UA 55.11 million compared to UA 70.72 million in 30 June 2023. This decline was due to unfavorable changes in the market inputs used in the valuation of the portfolio.

Figure 4: Trend in Income from loans and treasury investments and other investments (UA million)



1.5 Net Interest Income

Interest income on Loans and Treasury investments increased by UA 209.38 million (30.08 percent) to UA 905.41 million in June 2024 compared to UA 696.03 million in June 2023, an increase attributable to higher market interest rates and increase in the size of the treasury investment and loan portfolios.

Interest expense on borrowings increased by UA 154.42 million (28.30 percent) to UA 699.97 million in June 2024 compared to UA 545.55 million in June 2023. This increase in interest expense attributable mainly to the increases in market interest rates across all currencies, especially the USD, EUR, and ZAR and increase in net borrowing.

As a result, **Net interest income** increased by 36.53 percent to UA 205.45 million in June 2024, driven by the higher interest income from loans and investments in the period compared to 2023.

Figure 5: Trend in Net Interest Income (UA million)



Net Interest Margin (including realized and unrealized gains on trading portfolios) for June 2024 increased to 1.43 percent compared to 1.29 percent for June 2023, reflecting an increased interest margin. Had we not included the realized and unrealized gains on trading

portfolios, the NIM would have been 1.13 percent in June 2024 compared to 0.88 percent for 2023.

1.6   **Unrealized fair value gains on borrowings at FVTPL and related derivatives** increased to UA 23.83 million in June 2024 compared to losses of UA 26.44 million in June 2023 representing an increase of UA 50.27 million (190.10 percent). The fair value gains were primarily driven by the changes in market variables and inputs used in the valuation of the instruments.

1.7   **Expected credit losses (ECL) on loans, interest and other financial instruments** held at amortized cost in the income statement was a write-back of UA 33.20 million in June 2024. This write-back in ECLs was due to changes in the ECLs parameters.

1.8   **Currency translation** gains of UA 6.46 million was recorded in June 2024 compared to UA 4.2 million in 2023.

1.9   **Total administrative expenses** of the Bank increased slightly by UA 0.05 million (0.05 percent) to UA 97.83 million in 2024 from UA 97.77 million in 2023. As a result, **Total other operating expenses** of the Bank increased marginally by UA 0.79 million (0.71 percent) to UA 112.37 million in June 2024 compared to UA 111.58 million in June 2023.

Table 2 below shows the analysis of the Bank Group Administrative expenses between 30 June 2023 and 30 June 2024.

Table 2: Analysis of Administrative Expenses

[UA millions]	Period ended 30-Jun-24	Budget 2024	Utilisation rate** 30-Jun-24	Period ended 30-Jun-23	Budget 2023	Utilisation rate** 30-Jun-23	Variance 2024-2023	VARIANCE %
	UA	UA	%	UA	UA	%	UA	%
PART I: PERSONNEL EXPENSES								
Salaries	87.52	177.50	49.31%	83.03	170.03	48.8%	4.49	5.41%
Benefits	40.62	84.84	47.88%	39.03	82.78	47.1%	1.59	4.07%
Other Personnel-related	3.97	10.80	36.76%	2.84	11.60	24.5%	1.13	39.79%
Short-term staff	2.33	5.95	39.16%	1.94	5.47	35.5%	0.39	20.10%
Consultancy	34.52	45.84	75.31%	30.92	44.53	69.4%	3.60	11.64%
Training related expenses (Excluding RMC)	2.10	5.00	41.99%	1.33	4.61	28.9%	0.77	57.89%
Total Personnel Expenses	**171.06**	**329.94**	**51.85%**	**159.09**	**319.02**	**49.87%**	**11.97**	**7.52%**
PART II: OTHER ADMINISTRATIVE EXPENSES								
Missions	9.41	36.87	25.52%	9.03	36.20	24.9%	0.38	4.21%
Occupancy***	3.98	16.72	23.80%	4.00	16.14	24.8%	(0.02)	-0.50%
Furniture & Equipment	8.15	13.97	58.34%	7.85	12.12	64.8%	0.30	3.82%
Communication	5.78	9.63	60.02%	4.53	10.03	45.2%	1.25	27.59%
Office supply and printing	0.50	1.13	44.25%	0.43	1.28	33.6%	0.07	16.28%
RMC Training	0.12	1.21	9.92%	1.10	1.68	65.5%	(0.98)	-89.09%
Meeting- Bank business	4.91	15.95	30.78%	7.45	15.02	49.6%	(2.54)	-34.09%
Others, net	4.05	8.94	45.30%	2.76	10.48	26.3%	1.29	46.74%
Total General Expenses	**36.91**	**104.42**	**35.35%**	**37.15**	**102.95**	**36.09%**	**(0.24)**	**-0.65%**
Total Approved Budget (*)	**207.97**	**434.37**	**47.88%**	**196.24**	**421.97**	**46.51%**	**11.73**	**5.98%**
Provision for actuarial valuation of the MBP & SRP	8.46	26.38	32.07%	18.05	26.28	**68.68%**	(9.59)	-53%
TOTAL	**216.43**	**460.75**	**46.97%**	**214.29**	**448.25**	**47.81%**	**2.14**	**1.00%**

Notes

Source: 2024 Budget

*** Budget implementation figures are different from the total administrative expenditure in the Bank's financial statement. The expenses paid in 2024 from budget carried over from 2023, actuarial valuations and few other expenses such as Bank charges and provisions for leave pay are included in the total administrative expenses reported in the Financial Statements while for the purpose of Budget execution reporting, only expenditure and commitments incurred from the 2023 approved Budget are considered.*

**** Excluded from the occupancy expense during the period is the sum of UA 4.78 million which has been presented under depreciation expense in compliance with IFRS 16.*

2. Financial Position

Figure 6: Trend in Key Balance Sheet Items (UA Million)



2.1 Loan Portfolio

As at 30 June 2024, **Net Loans Outstanding** increased by UA 476.94 million (2.17 percent) to UA 22,498.34 million from UA 22,021.48 million in December 2023. This increase is due primarily to the net disbursements of UA 359.32 million on loans (disbursements of UA 1,265.17 million over repayments of UA 905.85 million).

Figure 7: Changes in Net Loans Outstanding (UA million)



Figure 8: Top Ten Borrowing Countries by Loan Exposure Amount



2.1.1 ECLs Allowance on loans and other financial instruments

On a YtD basis, the ECLs allowance as at 30 June 2024 was a write-backs of UA 33.20 million compared to UA 70.15 million in June 2023. The cumulative ECL allowance on the balance sheet as at 30 June 2024 decreased to UA 768.07 million from UA 961.01 in December 2023 due mainly to the

write-off of Kalagadi Project. The UA 33.20 million writebacks on loans and charges are explained as follows:

- UA 36.80 million write-back on sovereign operations, arising primarily from changes in risk parameters (PCT benefits on PIT PD and LGD)[+]:and

- UA 3.6 million additional provisions on non-sovereign operations mainly due to change in risk parameters (1 YR PD) reduction on arrears charged on Kalagadi.

[+] *PCT(Preferred Creditor Treatment), PIT PD (Point in time Probability of Default), LGD (Loss given default)*

Table 3 below shows the breakdown of ECLs as at 30 June 2024 and 31 December 2023 for loans interest receivables or charges and other financial instruments at amortized cost.

Table 3. Analysis of financial instruments at amortized costs and ECL allowance

30th June 2024

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**18,636**	**3,878**	**559**	**23,073**	**66.92**	**117.89**	**365.42**	**550.23**
Non-Sovereign	2,098	634	351	3,082	47.61	40.09	277.59	365.29
Sovereign	16,538	3,244	208	19,990	19.31	77.80	87.83	184.94
Interest receivables	**428**	**71**	**385**	**884**	**3.98**	**7.93**	**178.04**	**189.95**
Non-Sovereign	51	16	20	86	3.17	3.06	20.43	26.66
Sovereign	377	55	365	798	0.81	4.87	157.61	163.29
Undisbursed loans	**8,286**	**857**	**26**	**9,169**	**2.74**	**23.28**	**-**	**26.02**
Non-Sovereign	693	-	26	719	2.56	-	-	2.56
Sovereign	7,594	857	-	8,450	0.18	23.28	-	23.46
Total Loans & Interest receivables	**27,351**	**4,805**	**970**	**33,126**	**73.64**	**149.10**	**543.46**	**766.20**
Guarantees	**1,024**	**-**	**-**	**1,024**	**1.56**	**-**	**-**	**1.56**
Non-Sovereign	49	-	-	49	0.86	-	-	0.86
Sovereign	975	-	-	975	0.71	-	-	0.71
Treasury Investments	**8,190**	**-**	**-**	**8,190**	**0.30**	**-**	**-**	**0.30**
30 June 2024	**36,565**	**4,805**	**970**	**42,340**	**75.50**	**149.10**	**543.46**	**768.07**
NPL ratio				**2.32%**				
ECL Coverage ratio				**1.81%**				

As at 31 December 2023

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**20,350**	**1,713**	**687**	**22,750**	**123.58**	**115.15**	**464.92**	**703.65**
Non-Sovereign	1,850	723	483	3,056	38.26	41.92	378.82	459.00
Sovereign	18,500	990	204	19,694	85.31	73.24	86.10	244.65
Interest receivables	**438**	**39**	**410**	**887**	**6.03**	**8.36**	**216.61**	**231.00**
Non-Sovereign	45	17	57	120	2.66	3.08	64.64	70.39
Sovereign	393	22	352	767	3.37	5.27	151.97	160.61
Undisbursed Loans	**8,536**	**414**	**15**	**8,965**	**2.39**	**21.73**	**-**	**24.12**
Non-Sovereign	715	-	15	730	0.70	-	-	0.70
Sovereign	7,821	414	-	8,235	1.69	21.73	-	23.42
Total Loans & Interest receivables	**29,324**	**2,166**	**1,111**	**32,602**	**132.00**	**145.25**	**681.53**	**958.78**
Guarantees	**694**	**-**	**-**	**694**	**1.93**	**-**	**-**	**1.93**
Non-Sovereign	43	-	-	43	0.50	-	-	0.50
Sovereign	651	-	-	651	1.43	-	-	1.43
Treasury Investments	**7,897**	**-**	**-**	**7,897**	**0.30**	**-**	**-**	**0.30**
31 December 2023	**37,915**	**2,166**	**1,111**	**41,192**	**134.23**	**145.25**	**681.53**	**961.01**
NPL ratio				**2.93%**				
ECL Coverage ratio				**2.33%**				

The Non-Performing Loan (NPL) ratio decreased to 2.32 percent as at 30 June 2024, from 2.93 percent as at 31 December 2023 due to the write-off of Kalagadi projects. Also, the ECLs Coverage ratio decreased slightly to 1.81 percent in June 2024 from 2.33 percent as at 31 December 2023, showing a relatively stable credit risk profile.

AFRICAN DEVELOPMENT BANK

2.1.2 Loan Arrears

As at 30 June 2024, Zimbabwe and Gabon are the only borrowing member countries with arrears in excess of six months. A comparative summary of loan charges in arrears and accrued charges for one year and above is presented in Table 4 below:

Table 4: Arrears on loans

(UA millions)

Borrower	Loan Principal Outstanding	Arrears			Arrears on principal and charges
		Principal	Charges	Total	Total
	30.06.2024	30.06.2024	30.06.2024	30.06.2024	31.12.2023
GABON*	-	0.51	3.56	4.07	-
ZIMBABWE	208.12	208.12	359.05	567.17	554.37
NON-SOVEREIGN	350.53	22.43	8.07	30.51	85.79
Total	**558.65**	**231.06**	**370.68**	**601.75**	**640.16**

Gabon has subsequently cleared its arrears

2.2 Treasury Investment Portfolio

As at 30 June 2024, Treasury Investment Portfolio increased by UA 1,202.36 million (9.71 percent) to UA 13,585.02 million from UA 12,382.66 million as at 31 December 2023. This increase was due to additional treasury investments arising from proceeds of HCI, new borrowings and capital subscriptions from member countries at the end of the reporting period.

The treasury investment portfolio consists of financial assets held at FVTPL and amortized cost. The carrying amount of treasury investments held at FVTPL as of 30 June 2024 increased by UA 336.49 million (7.51 percent) to UA 4,818.29 million from UA 4,481.80 million as at 31 December 2023. Treasury investments held at amortized cost increased by UA 865.86 million (10.96 percent) to UA 8,766.72 million from UA 7,900.86 million as of 31 December 2023.

Figure 9: Evolution of Loans, Treasury Investments and related income



	2020	2021	2022	2023	2024
Loans	21,343.23	20,661.96	21,427.59	22,749.19	23,074.59
Investments	8,825.82	9,793.90	11,712.63	12,382.66	13,585.02
Loan income	257.44	178.47	178.30	527.90	700.53
Investment income	106.38	70.98	79.02	245.96	273.02

Gross loan balances increased by UA 1,731.36 million (8.11 percent) to UA 23,074.59 million as at 30 June 2024 from UA 21,343.23 million on 31 December 2020, reflecting growth in the Bank's lending operations. Furthermore, income from loans and related derivatives increased by UA 443.09 million (172.12 percent) to UA 700.53 million from UA 257.44 million in June 2020 due to increase in market interest rates and size of the Loan portfolio.

The treasury investment portfolio increased by UA 4,759.20 million (53.92 percent) to UA 13,585.02

million as at 30 June 2024 from UA 8,825.82 million as at 31 December 2020. This growth resulted mainly from the additional investment - proceeds of capital subscription, borrowings and the newly issued HCI during the period. Furthermore, income from treasury investments, related derivatives, and other debt securities increased by UA 166.65 million (156.66 percent) to UA 273.02 million in June 2024 from UA 106.38 million in June 2020 due to a rising interest rate environment.

2.3 Equity Participation Portfolio

As at 30 June 2024, Equity Participation Portfolio increased by UA 13.75 million to UA 1,132.82 million from UA 1,119.07 million as at 31 December 2023. This increase was due mainly to the net disbursement of UA 12.85 million (Disbursement of UA 20.53 million and Capital Return of UA 7.68 million).

Dividend income on equity participation increased by UA 3.43 million (81.60 percent) to UA 7.63 million for June 2024 from UA 4.20 million in 2023, due to increased dividend receipt during the period.

2.4 Borrowing Portfolio

As at 30 June 2024, the Borrowing Portfolio increased by UA 841.16 million (3.40 percent) to UA 25,617.57 million from UA 24,776.41 million as at 31 December 2023. The increase was primarily due to new UA 953.79 million (New borrowings of UA 3,021.61 million and Repayments of UA 2,067.82 million) borrowings raised during the period.

The borrowing portfolio consists of borrowings at FVTPL and amortized cost. The carrying value of borrowings at fair value increased by UA 849.80 million (3.46 percent) to UA 25,412.67 million as at 30 June 2024 from UA 24,562.87 million as at 31 December 2023, while borrowings held at amortized cost decreased by UA 8.64 million (4.05 percent) to UA 204.90 million from UA 213.54 million as at 31 December 2023.

Figure 10: Changes in Borrowing Portfolio (UA million)



AFRICAN DEVELOPMENT BANK

2.5 Net Cash Flow Position

As at 30 June 2024, the Bank recorded a net cash inflow of UA 1,145.48 million (31 December 2023: inflow of UA 1,406.99 million) from its activities as follows:

- Net cash outflow of UA 359.32 million from lending activities;

- Net cash outflow of UA 12.85 million from equity investment activities;

- Net cash inflow of UA 953.79 million from borrowing activities; and

- Net cash inflow of UA 563.86 million from proceeds from the hybrid capital transaction.

2.6 Paid-in capital, Hybrid capital and Reserves

Paid-in capital increased by UA 301.15 million (4.33 percent) to UA 7,252.83 million as at 30 June 2024 from UA 6,951.69 million as at 31 December 2023. The increase in was due to cash received in respect of subscriptions from General Capital Increases.

Currency translation losses in the **Cumulative Exchange Adjustment on Subscriptions (CEAS)** decreased by 5.07 percent to a loss of UA 143.95 million as of 30 June 2024 (31 December 2023: loss of UA 151.64 million).

Hybrid Capital Instrument (HCI)

The Bank issued a subordinated and perpetual HCI or Notes with 5.75% resettable coupon rate on 30 January 2024. The HCI issue had a proceed of USD 750 million (UA 563.86 million) with a 0.5% percent transaction cost of USD 3.75 million (UA 2.83 million). The Bank has the sole and absolute discretion to call or redeem the HCI (on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. If the HCI is not called or redeemed at the first call date, the fixed coupon rate on the HCI has a reset mechanism on the first reset date of August 2034 and every 5 years thereafter at a reset rate equal to the prevalent 5-year US Treasury + 157.5 bps.

The discretionary coupon is non-accruing and would only be deemed payable to the holders, if and only if declared and approved by the Bank. If a trigger event occurs, and the set threshold is breached, payment of the discretionary coupon must be canceled. Also, the HCI would be write-down if certain events occur.

Based on its terms, the HCI meets the definition of equity under IFRS and was consequently classified and presented under equity in the Bank's financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction cost and discretionary coupons) would be directly recorded in equity. Also, the HCI would be recorded at historical cost and would not be remeasured over time.

The Bank strategy was to invest the HCI proceeds in certain corporate bonds over an interim of period of time (up to 3 months) to construct a dedicated amortized cost treasury investment portfolio. The Bank financial statements and operations would be exposed to interest rate risk with attendant income statement volatility over the interim period (between when HCI proceeds are received, and the dedicated treasury investment portfolio is constructed). To mitigate this interest rate and income statement volatility arising during the interim period, the bank applied cash flow hedge accounting using bonds futures.

Table 5: HCI impact on the financial statements for 30 June 2024

	USD million	UA million
Income statements		
Interest income from HCI treasury investments (amortised co	7.55	5.71
Interest income on transition portfolio (money market)	4.41	3.32
Net fair value changes on cash flow hedge bond futures	(0.25)	(0.19)
	11.70	**8.84**
Balance sheet		
Assets		
HCI Amortised Cost Treasury Investments	748.24	565.33
Equity		
HCI Issue Proceeds	750.00	563.86
Transaction Cost – Reserves	(3.75)	(2.83)
Cash flow hedge Reserve	(14.99)	(11.38)

Figure 11: Components of Equity



Table 6: HCI Distance to Trigger Ratio as at 30 June 2024

Total Assets/Paid-in capital and reserves (<Limit 7.5x)	3.54
Distance to trigger event (UA' million)	6,219.41

Reserves

The Bank's **Reserves** increased by UA 82.95 million (2.07 percent) to UA 4,097.29 million as at 30 June 2024 from UA 4,014.34 million as at 31 December 2023 due to the total comprehensive income reported for the year.

Consequently, **Total Equity** increased by UA 955.64 million (8.84 percent) to UA 11,770.03 million as at 30 June 2024 from 10,814.39 million as at 31 December 2023 due to the net positive effect of the increase in capital subscription paid, HCI proceeds, and total comprehensive income reported for the period.

3   Economic Outlook

The global economy continued its modest steadying in the second quarter of 2024 and this trend is expected over the year, despite the unending interest rate hikes by central banks, aimed at taming the stubbornly high inflation. Geopolitical tensions and regional politics are intensifying supply and price volatility in markets across the world.

The World Bank in its latest 'Global Economic Prospect' report released in June 2024, forecasts global economic growth to stabilize at 2.6 percent in 2024 and up to an average of 2.7 percent in 2025/6 – lower than the 3.1 percent average growth rate in decade pre-Covid. On price stability, the World Bank expects global inflation to moderate to 3.5 percent in 2024 and 2.9 percent in 2025. At the global level, the report stated that priorities should be at safeguarding trade, advancing green and digital transitions, delivering debt reliefs and improving food security.

For Africa, the Bank Group latest African Economic Outlook, Driving Africa's Transformation, released in May 2024 stated that African countries continue to contend with significant structural challenges and multiple severe shocks, including heightened food and energy prices driven by geopolitical tensions. This challenging environment has led to a slowdown in Africa's real GDP to 3.2 percent in 2023, from 4.1 percent in 2022. Despite these challenges, the report noted that Africa's economies remain resilient, with growth in 2024 projected to rise to 3.7 percent. The growth rebound in 2024 is predicated on reduction in inflation to combat the cost crises, sound fiscal management policies to optimize revenue and avert debt default and overhang, focus on critical sectors and adaptation to minimize climate change.

From a financial reporting perspective, the known and estimable effects of the various global events have been captured in these financial statements for the period ended 30 June 2024, with a reported Net Income before distribution approved by the Board of Governors of UA 238.44 million compared to UA 173.63 million in the same period in 2023, a 37.32 percent YoY increase.

As a result of the sustained inflationary pressure, central banks are slow to cut interest rates, leading to the sustained increase in market interest rate. Consequently, total interest income from loans and treasury investments increased by 30.09 percent to UA 905.42 million in June 2024, while interest expenses on borrowings increased by 28.31 percent to UA 699.97 million, resulting in a 36.54 percent YoY increase in Net Interest Income to UA 205.45 million. Similarly, the fair value gains on borrowings and related derivatives in June 2024 increased by 190.13 percent YoY to UA 23.83 million from loss of UA 26.44 in June 2023. However, the volatility in market variables caused the fair value gains on trading treasury investments in 2024 to decrease by 22.10 percent YoY to UA 55.10 million from UA 70.72 million in 2023.

Accordingly, the Bank will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management adjustments on its exposures, and report the effects of the evolution of geopolitical tensions, and market conditions in its financial statements as they become known and estimable.

4   Selected Financial Indicators

See schedules A & B attached hereto for the rest of the financial ratios.

5   Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the period ended 30 June 2024.

Attchs.

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

SIX MONTHS ENDED JUNE 30	**2024**	2023	2022	2021	2020
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans and related derivatives (*)	700.53	527.90	178.30	178.47	257.44
Investments and related derivatives	268.51	241.18	75.86	67.95	106.37
Equity participations (Dividend)	7.63	4.20	3.95	1.40	2.74
Others debt securities	4.51	4.78	3.17	3.03	0.00
Total income from loans and treasury investments	981.18	778.06	261.27	250.84	366.55
Interest and amortized issuance costs	(309.47)	(261.08)	(203.82)	(190.45)	(256.80)
Net interest on borrowing-related derivatives (*)	(390.50)	(284.47)	141.14	145.52	79.66
Total Borrowing expenses	(699.97)	(545.55)	(62.67)	(44.92)	(177.15)
Gains/(losses) on borrowings, related derivatives and others	23.83	(26.44)	(124.30)	(77.00)	76.31
Provision for impairment on loan principal, charges receivables and Undisbursed loans	32.83	70.28	(50.55)	14.81	(106.58)
Impairment write-back/(provisions) on Equity Accounted Investments (Note H)	0.43	0.21	0.83	(0.21)	(0.77)
Impairment write-back/(provisions) on Treasury Investments	(0.00)	(0.02)	0.03	(0.02)	(0.02)
Impairment write-back/(provisions) on Financial Guarantees	0.37	(0.11)	0.15	(0.29)	0.03
Translation (losses)/gains	6.46	4.16	34.08	(0.69)	(1.72)
Other income/(loss)	5.68	4.62	5.15	3.02	2.87
Net operational income	350.80	285.21	63.99	145.54	159.53
OTHER OPERATING EXPENSES					
Administrative expenses	(97.83)	(97.77)	(99.24)	(89.32)	(88.34)
Depreciation - Property, equipment and intangible assets	(12.68)	(13.82)	(14.48)	(16.39)	(15.93)
Sundry (expenses)/gains	(1.86)	0.01	(3.95)	(2.14)	(3.33)
Total other operating expenses	(112.37)	(111.58)	(117.68)	(107.85)	(107.60)
Income before transfers approved by the Board of Governors	238.44	173.63	(53.69)	37.69	51.93
Transfers of income approved by the Board of Governors	(106.00)	(46.00)	(64.00)	(55.00)	-
NET INCOME FOR THE PERIOD	**132.44**	**127.63**	**(117.69)**	**(17.31)**	**51.93**

FINANCIAL INDICATORS/RATIOS

Increase/(Decrease) in Loan Income (%)	32.70	168.14	2.02	(28.35)	(20.80)
Increase/(Decrease) in Investment Income (%)	11.33	292.11	(8.88)	19.29	(57.50)
Increase/(Decrease) in Borrowings expense (%)	28.30	917.70	5.15	(73.12)	(31.41)
Increase/(Decrease) in Other expenses (%)	0.71	(12.96)	13.76	(8.77)	26.12
Increase/(Decrease) in Net operational income (%)	23.00	460.49	(36.16)	(77.47)	12.07
Loan income/Borrowing expense ratio	1.04	0.90	1.09	1.03	(3.70)
Increase/(Decrease) in income before transfers (%)	37.32	(309.82)	123.19	(116.05)	5.47
Interest coverage ratio	1.34	1.28	(0.34)	0.37	2.06

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK   SCHEDULE B
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

SIX MONTHS ENDED JUNE 30	Jun-24	Dec-23	Dec-22	Dec-21	Dec-20
ASSETS					
Cash	1,470.97	1,383.15	2,830.74	3,303.14	2,332.19
Demand obligations	1.15	1.15	1.14	1.14	3.82
Treasury investments	13,585.02	12,382.66	11,712.63	9,793.90	8,825.82
Derivative assets	873.56	895.35	924.35	825.94	1,544.55
Accounts receivable	2,292.92	1,830.38	1,323.23	1,178.23	590.77
Loans	23,074.59	22,749.19	21,427.59	20,661.96	21,343.23
Hedged loans-fair value adjustment	(295.52)	(278.76)	(394.44)	48.52	163.78
Accumulated provision for loan losses	(576.25)	(727.78)	(732.26)	(559.57)	(497.41)
Equity participations, net	1,132.82	1,119.07	1,043.84	983.20	937.27
Other assets	113.44	115.27	84.40	88.76	104.67
	41,672.73	**39,469.69**	**38,221.22**	**36,325.22**	**35,348.69**
LIABILITIES, CAPITAL & RESERVES					
Accounts payable & Employee benefits	1,969.60	1,871.02	1,459.40	1,554.59	1,544.26
Derivative liabilities	2,315.50	2,007.87	2,624.88	949.00	923.72
Borrowings	25,617.57	24,776.41	24,254.21	25,115.71	25,090.10
Capital- subscriptions paid	7,252.83	6,951.69	6,366.24	5,710.57	5,081.21
Cumulative exchange adjustment on subscriptions	(143.95)	(151.64)	(154.17)	(155.84)	(148.21)
Reserves	4,661.18	4,014.34	3,670.66	3,151.19	2,857.61
	41,672.73	**39,469.69**	**38,221.22**	**36,325.22**	**35,348.69**

FINANCIAL INDICATORS/RATIOS

Total debt/Total callable capital(%)	18.44	17.93	17.48	18.13	26.75
Senior debt/Callable capital of non borrowing member (%)	44.91	43.43	42.52	44.08	58.75
Debt/Equity ratio(%)	217.65	229.11	245.42	288.49	322.06
Total Debt/Usable capital %	41.30	40.59	40.30	42.70	56.37
Reserve/Loan ratio	22.70	20.85	20.55	17.96	15.72
Reserve/Debt ratio (%)	18.20	16.20	15.13	12.55	11.39
Disbursements (UA millions)	1,265.17	3,027.97	2,441.40	1,677.88	3,325.29
Equity/Loan ratio	51.01	47.54	46.12	42.14	36.50
Total Assets/Paid-in capital and reserves (<7.5x)	3.54	3.65	3.87	4.17	4.54
Distance to trigger event (Equity to decline by)	6,213.70	5,551.76	4,786.57	3,862.56	3,077.45

Slight differences may occur in totals due to rounding

(1) Income from investments (annualized) expressed as a % of average investments and cash.
(2) Interest on borrowings (annualized) expressed as a % of average borrowings.
(3) Income from loans (annualized) expressed as a % of average loans (excluding BSO)

AFRICAN DEVELOPMENT BANK

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - JUNE 2024
Summary of Administrative Expense
Amounts in UA thousands

ADB Admin. columns: 2000 = Budget, 2100 = ADF, 2200 = NTF. ADB Group = TOTAL ADB Group. Codes 7010–5960 = BILATERAL AND MULTILATERAL SOURCES (Note 1).

Company Codes	2000	2100	2200	ADB Group	7010	7020	7025	7030	7060	7090	5050	5060	5110	5115	5120	5125	5130	5135	5145	5150	5155	5160	5165	5250	5350	5550	5560	5565	5570	5590	5595	5600	5650	5700	5800	5850	5960	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																																								
Salaries	87,522			87,522	93	31	-	311	-	-	-	89	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10	256	-	210	-	29	-	-	413	1,442	1.62	88,964
Benefits	38,762			38,762	28	-	-	76	-	-	-	30	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	27	-	50	-	10	-	-	119	341	0.87	39,103
Other Personnel-related	14,538			14,538	(1)	-	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15	-	-	11	-	8	-	-	5	39	0.27	14,577
Short-term staff	2,326			2,326	-	-	-	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20	22	0.94	2,348
Consultancy	34,522			34,522	362	953	-	2,213	-	244	-	69	-	-	181	-	-	38	175	63	-	-	150	36	41	284	134	705	380	1,946	-	332	-	57	-	-	3,091	11,454	24.91	45,976
Training staff	2,104			2,104	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	3	0.14	2,107
Total Personnel Expenses	179,774	-	-	179,774	482	984	-	2,603	-	244	-	188	-	-	181	-	-	38	175	63	-	-	150	36	41	284	134	705	406	2,229	-	603	-	104	-	-	3,651	13,301	6.89	193,075
PART II - GENERAL EXPENSES																																								
Missions	9,167			9,167	34	32	-	151	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15	-	-	7	42	25	71	48	-	34	-	-	-	-	133	592	6.07	9,759
Furniture and Equipment	8,146			8,146	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,146
Occupancy	3,981			3,981	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	2	0.05	3,983
Communication	5,784			5,784	-	-	-	-	-	-	-	53	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	53	0.91	5,837
Office supplies and printing	497			497	-	-	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	12	2.36	509
Training of Regional Country Members	118			118	-	134	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	140	54.26	258
Meeting-Bank businesses	1,826			1,826	4	846	-	28	-	-	-	-	-	-	-	-	-	-	1	-	-	-	37	-	-	-	-	16	25	64	-	28	-	-	-	-	285	1,334	42.22	3,160
Other, net (Note 2)	7,133			7,133	174	390	18	6,683	1	203	1	6	2	2	-	1	317	148	673	4	4	2	-	149	-	-	10	(1)	1	795	2	2	1	2	4	1	158	9,753	57.76	16,886
Total General Expenses	36,652	-	-	36,652	212	1,402	18	6,863	1	203	1	59	2	2	-	1	317	148	674	4	4	2	52	149	-	7	52	40	97	907	2	64	1	2	4	1	595	11,886	24.49	48,538
TOTAL ADMINISTRATIVE EXPENSES	216,426			216,426	694	2,386	18	9,466	1	447	1	247	2	2	181	1	317	186	849	67	4	2	202	185	41	291	186	745	503	3,136	2	667	1	106	4	1	4,246	25,187		241,613
Cost Sharing	(118,603)	117,936	667	-																																				
Administrative Expenses (after Cost Sharing)	97,823	117,936	667	216,426																																				
% Distribution of Admin. Expenses by Source:	40.49	48.81	0.28	89.58	0.29	0.99	0.01	3.92	0.00	0.19	0	0.10	0	0	0.07	0	0.13	0.08	0.35	0.03	0	0	0.08	0.08	0	0.12	0.08	0.31	0.21	1.30	0.00	0.28	0	0.04	0	0	1.76	10.42		100.00

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants	7090 - Japanese Grants	5125 - Fund for Energy Inclusion	5450 - Initiative Migration & Development
7020 - USD Based Bilateral Grants	7110 - United Kingdom Grants	5130 - We-FI Trust Fund	5550 - Global Environmental Facility
7025 - Master Fund USD	5050 - Africa Growing together Fund	5135- Capital Markets Development Trust Fund	5560 - Clean Technology Fund
7030 - USD Based Multilateral Grants	5060 - Private Sector Cre Enhancing	5145 - Gender Equality Trust Fund	5565 - Strategic Climate Fund
7040 - Canadian Grants	5070 - Uganda Road Sector Project	5150 - NEPAD-IPPF	5570 - GAFSP Trust Fund
7050 - Denmark Grants	5080 - Africa Integrity Fund	5155 - AFAWA Risk Sharing Facility	5580 - EU AfricaInfrastructureTF
7060 - NORAD / Norway Grants	5110 - EU Africa Investment Plateform	5160 - Canada AfDB Climate Fund	5585 - Green Climate Fund
7070 - Sweden Grants	5115 - PAGODA FI	5165 - Africa Circular Economy Facility	5590 - Sustainable Energy Fund for Africa
7080 - Switzerland Grants	5120 - Africa Digital Finance Inclusion		5600 - Africa Water Facility Fund

5250 - Africa Trade Fund
5350 - Microfinance Capacity Building
5595 - Agri-Food SME Catalytic Financing Mechanism (IF)
5650 - Congo Basin Forest Fund
5700 - Fund for Africa Private Sector
5750 - SFRD for the Great Lakes
5800 - Rural Water Supply & Sanitation Initiative
5850 - Zimbabwe Multi donor Trust Fund
5960 - African Legal Support Facility

This page is left intentionally blank

African Development Bank

Financial Statements
Period ended 30 June 2024

Balance sheet
as at 30 June 2024

(UA thousands)

ASSETS		2024	2023
CASH & DUE FROM BANKS (Note E)		1,470,965	1,383,149
DEMAND OBLIGATIONS		1,145	1,146
TREASURY INVESTMENTS (Note F)			
Treasury investments at fair value	4,818,294		4,481,799
Treasury investments at amortized cost	8,766,723		7,900,861
		13,585,017	12,382,660
DERIVATIVE ASSETS (Note G)		873,558	895,351
ACCOUNTS RECEIVABLE (Note H)			
Accrued Income and Charges receivable on loans	727,651		641,739
Other Accounts Receivable	1,565,271		1,188,638
		2,292,922	1,830,377
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note C & H)	22,498,343		22,021,408
Hedged Loans - Fair value adjustment (Note G)	(295,518)		(278,757)
Equity participations (Note I)	1,132,820		1,119,073
		23,335,645	22,861,724
OTHER ASSETS			
Property and Equipment and Intangible Assets (Note J)	75,299		78,128
EMPLOYEE BENEFIT ASSETS (Note Q)	37,879		36,879
Miscellaneous	259		261
		113,437	115,268
TOTAL ASSETS		**41,672,689**	**39,469,675**
LIABILITIES AND EQUITY			
ACCOUNTS PAYABLE			
Accrued Financial Charges	800,884		735,066
Other Accounts Payable	892,406		869,098
		1,693,290	1,604,164
EMPLOYEE BENEFIT LIABILITIES (Note Q)		276,301	266,843
DERIVATIVE LIABILITIES (Note G)		2,315,502	2,007,866
BORROWINGS (Note K)			
Borrowings at fair value	25,412,668		24,562,870
Borrowings at amortized cost	204,900		213,538
		25,617,568	24,776,408
TOTAL LIABILITIES		**29,902,661**	**28,655,281**
EQUITY (NOTE L)			
Capital			
Subscriptions paid	7,252,831		6,951,686
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(143,948)		(151,635)
Subscriptions Paid (net of CEAS)		7,108,883	6,800,051
Subordinated notes			
Hybrid capital		563,859	-
Reserves		4,097,286	4,014,343
TOTAL EQUITY		11,770,028	10,814,394
TOTAL LIABILITIES AND EQUITY		**41,672,689**	**39,469,675**

The accompanying notes to the financial statements form part of this statement

Income statement
for the period ended 30 June 2024

(UA thousands)	2024	2023
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note M)	700,530	527,901
Treasury investments and related derivatives (Note M)	268,512	241,178
Equity Participation Investments (Dividends)	7,627	4,200
Other Securities	4,511	4,782
Total Income from Loans and Treasury Investments	981,180	778,061
Borrowing expenses (Note O)	(699,968)	(545,554)
Interest and amortized issuance costs	(309,466)	(261,081)
Net interest on borrowing-related derivatives	(390,502)	(284,473)
Gains/(Losses) on borrowings at FVTPL and related derivatives (Note O)	23,825	(26,443)
Net Impairment write-backs (Note H)	32,829	70,275
Loan principal	31,250	53,083
Loan charges	3,475	16,332
Undisbursed loans	(1,896)	860
Impairment write-back/(provisions) on Financial Guarantees	367	(105)
Impairment provisions on Treasury Investments	(1)	(16)
Impairment write-back on Equity Accounted Investments (Note I)	434	211
Currency translation gains	6,455	4,161
Other income (Note N)	5,683	4,619
Net operational income	**350,803**	**285,209**
OTHER OPERATING EXPENSES		
Administrative expenses (Note P)	(97,826)	(97,774)
Depreciation and Amortization (Note J)	(12,683)	(13,818)
Sundry expenses	(1,859)	12
Total Other Operating Expenses	(112,368)	(111,580)
Net Income before distributions approved by the Board of Governors	**238,435**	**173,629**
Distributions of income approved by the Board of Governors	(106,000)	(46,000)
NET INCOME FOR THE PERIOD	**132,435**	**127,629**

The accompanying notes to the financial statements form part of this statement.

Statement of other comprehensive income
for the period ended 30 June 2024

(UA thousands)	2024	2023
NET INCOME FOR THE PERIOD	**132,435**	**127,629**
OTHER COMPREHENSIVE INCOME		
Items that will be subsequently reclassified to the income statement		
Net fair value changes on cashflow hedge	(11,279)	-
Items that will not be subsequently reclassified to income statement		
Net fair value (losses)/gains on Equity Investments at FVOCI	(1,343)	48,135
Unrealized fair value losses on borrowings at FVTPL - 'own credit'	(34,038)	(19,999)
Total items that will not be reclassified to profit or loss	(35,381)	28,136
Total other comprehensive income for the period	(46,660)	28,136
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**85,775**	**155,765**

The accompanying notes to the financial statements form part of this statement.

Statement of changes in equity
For the period ended 30 June 2024

(UA thousands)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscription	Hybrid Capital	Retained Earnings	Reserves				Total Equity
					Remeasurement of Defined Benefit Plan	Net Gains/(losses) on Financial Assets at FVOCI	Unrealized Gains/(Losses) on Borrowings at Fair Value Arising	Cashflow hedge reserve	
Balance at 1 January 2023	**6,366,244**	**(154,169)**	**-**	**3,465,408**	**68,936**	**30,608**	**105,709**	**-**	**9,882,736**
Net income for the period	**-**	**-**	**-**	**127,629**	**-**	**-**	**-**	**-**	**127,629**
Other comprehensive income:									
Net fair value gains on Equity Investments at FVOCI	-	-	-	-	-	48,135	-	-	48,135
Unrealized fair value losses on Borrowings at FVTPL arising from 'own credit'	-	-	-	-	-	-	(19,999)	-	(19,999)
Total other comprehensive income	**-**	**-**	**-**	**-**	**-**	**48,135**	**(19,999)**	**-**	**28,136**
Total comprehensive income	**-**	**-**	**-**	**127,629**	**-**	**48,135**	**(19,999)**	**-**	**155,765**
Net increase in paid-up capital	331,224	-	-	-	-	-	-	-	331,224
Net conversion gains on new subscription	-	3,955	-	-	-	-	-	-	3,955
Balance at 30 June 2023	**6,697,468**	**(150,214)**	**-**	**3,593,037**	**68,936**	**78,743**	**85,710**	**-**	**10,373,680**
Balance at 1 January 2024	**6,951,686**	**(151,635)**	**-**	**3,825,455**	**(33,053)**	**80,655**	**141,286**	**-**	**10,814,394**
Net income for the period	**-**	**-**	**-**	**132,435**	**-**	**-**	**-**	**-**	**132,435**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Net fair value changes on cashflow hedge	-	-	-	-	-	-	-	(11,279)	(11,279)
Items that will not be subsequently reclassified to the income statement									
Net fair value losses on Equity Investments at FVOCI	-	-	-	-	-	(1,343)	-	-	(1,343)
Unrealized fair value losses on Borrowings at FVTPL	-	-	-	-	-	-	(34,038)	-	(34,038)
Total other comprehensive income	**-**	**-**	**-**	**-**	**-**	**(1,343)**	**(34,038)**	**(11,279)**	**(46,660)**
Total Comprehensive income	**-**	**-**	**-**	**132,435**	**-**	**(1,343)**	**(34,038)**	**(11,279)**	**85,775**
Net increase in paid-up capital	301,145	-	-	-	-	-	-	-	301,145
Net conversion gains on new	-	7,687	-	-	-	-	-	-	7,687
HCI -Issue Proceeds	-	-	563,859	-	-	-	-	-	563,859
HCI - Issue transaction costs	-	-	-	(2,831)	-	-	-	-	(2,831)
Balance at 30 June 2024	**7,252,831**	**(143,948)**	**563,859**	**3,955,059**	**(33,053)**	**79,312**	**107,248**	**(11,279)**	**11,770,028**

The accompanying notes to the financial statements form part of this statement.

Statement of cash flows
for the period ended 30 June 2024

(UA thousands)	2024	2023
OPERATING ACTIVITIES:		
Net income for the period	132,435	127,629
Adjustments to reconcile net income to net cash provided by **Operating Activities**:		
Depreciation and Amortization	12,683	13,818
Losses on Property and Equipment	5	88
Net impairment write-back on Loan Principal and Charges	(32,829)	(70,275)
Unrealized (gains) on Treasury Investments and related derivatives	(16,599)	(40,359)
Amortization of discount or premium on Treasury Investments at amortized cost	(1,165)	1,941
Impairment provisions on Treasury Investments	1	16
Impairment (writeback)/ provisions on Financial Guarantees	(367)	105
Income on Equity Accounted Investments	(434)	(211)
Amortization of Borrowing issuance costs	(438)	492
Unrealized gains on Borrowings at FVTPL and related derivatives	(23,825)	26,443
Currency translation gains	(6,455)	(4,161)
Share of gains on Equity Accounted Investments	(76)	(157)
Net movements in Derivatives	(79,771)	87,336
Changes in Accrued Income on Loans	(44,863)	(90,364)
Changes in Accrued Financial Charges	65,818	132,076
Changes in Employee Benefit Assets & Liabilities	8,458	18,054
Changes in Other Accounts Receivable and Payable	(271,514)	(22,179)
Net cash used in operating activities	**(258,935)**	**180,292**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on Loans	(1,265,169)	(1,408,220)
Repayments of Loans	905,845	1,030,420
Investments maturing after 3 months of acquisition:		
Treasury investments at FVTPL	(741,441)	36,371
Treasury investments at amortized cost	(232,757)	(653,056)
Acquisition of Property and Equipment	(9,853)	(14,649)
Disbursements on Equity Participations	(56,199)	(33,550)
Repayments on Equity Participations	65,664	14,690
Net cash used in investing, lending and development activities	**(1,333,910)**	**(1,027,994)**
FINANCING ACTIVITIES:		
New borrowings	3,021,610	2,801,240
Repayments on borrowings	(2,067,824)	(3,624,100)
Cash from capital subscriptions	308,832	335,179
Proceeds from Hybrid capital issuance	563,859	-
Transaction cost on hybrid capital issuance	(2,831)	-
Net cash generated from financing activities	**1,823,646**	**(487,681)**
Net increase in cash and cash equivalents	**230,801**	**(1,335,383)**
Effect of exchange rate changes on cash and cash equivalents	(39,247)	(77,442)
Cash and cash equivalents at the beginning of the period	1,959,092	3,298,386
Cash and cash equivalents at end of the period	**2,150,646**	**1,885,561**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	679,681	994,013
Cash	1,470,965	891,548
Cash and cash equivalents at the end of the period	**2,150,646**	**1,885,561**
SUPPLEMENTARY DISCLOSURE		
1. Cash flow from Interests and Dividends:		
Interest paid	(765,786)	(413,478)
Interest received	755,773	657,930
Dividend received	7,627	4,200
2. Movement resulting from exchange rate fluctuations:		
Loans	(138,183)	(70,251)
Borrowings	17,725	47,495
Currency swaps	258,604	(28,570)

The accompanying notes to the financial statements form part of this statement.

African Development Bank

Notes to the Financial Statements
for the period ended 30 June 2024
NOTE A – Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – Summary of Material Accounting policy Information

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such an instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on equity participation instruments measured at fair value through other comprehensive income (FVOCI) when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, "*The Effects of Changes in Foreign Exchange Rates*", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

6

The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The IMF formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in its Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92 percent. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 30 June 2024 and 31 December 2023 are reported in Note S. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the Income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the Balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as it arises from transactions with member countries. The currency translation gains or losses represents the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 30 June 2024, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand,

the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member was to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short term employee benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expenses in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average

remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

The effect of changes in accounting policies and further details of the Bank's employee benefits are included in Note Q – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at FVTPL; and financial assets at FVOCI, on the basis of both criteria:

- the Bank's business model for managing the financial assets; and

- the contractual cash flow characteristics of the financial assets.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector, are for the promotion of economic development of its member countries and not for trading to realize fair value changes.

i)   Financial Assets at Amortized Cost

A financial asset is classified as at "amortized cost" only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Debt Investments classified as financial assets at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)   Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)   Financial Assets at Fair Value through Other Comprehensive Income - Equity

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to profit or loss on disposal of the equity investments but may be reclassified to retained earnings. No impairments are recognized in the income statement. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, it is recognized against the carrying amount of the equity investment.

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in the transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in profit or loss on derecognition of such instruments.

During the course of its development activities, the Bank enters into transactions (for example - sale and repurchase agreements, credit protection or financial guarantee contracts etc.) whereby it transfers financial assets recognized on its Balance sheet but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized on the Balance sheet.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's Balance Sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement and an obligation under repurchase is recognized in the statement of financial position. However, the underlying asset is not recognized in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

The Bank classifies its financial liabilities including borrowings as subsequently measured as follows:

i) *Financial Liabilities at Fair Value through Profit or Loss*
The Bank classified a certain portion of its borrowings at FVTPL. This category has two sub-categories: financial liabilities held for trading, and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at FVTPL is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are presented as follows:

- the amount of change in the fair value that is attributable to changes in the Bank's "own credit risk" are presented in OCI;

- and the remaining amount of change in the fair value is presented in profit or loss.

Amounts presented in OCI are never reclassified to profit or loss when the liability is settled or derecognized. However, the Bank may transfer the cumulative gain or loss within equity i.e., to retained earnings.

ii) *Other Liabilities*
All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii) *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a stand-alone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

For financial guarantee contracts that are not managed on a fair value basis, they are subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognised less, when appropriate, the cumulative amount of income recognised in accordance with IFRS 15.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and uses judgement to apply the relevant guidance in IFRS to determine whether

a purchased financial guarantee contract is an integral element of the loan or debt instrument or be accounted for as a separate contract in the financial statements.

Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it applies judgement to determine whether the financial guarantee contract is an integral element of the loan (or pool of loans instruments) or should be recognized as a separate contract on the financial statements. When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan, the cashflows expected from the credit protection (or similar activities) and credit enhancements are included in the ECL estimation of the loan and the cost is treated as a transaction cost included in EIR. In this case, the cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

For financial guarantee contracts managed on a fair value basis, they are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

iv) *Loan commitments - Undisbursed Loan*

The Bank issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under pre-specified terms and conditions. It is the Bank's commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

For accounting purposes, commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognised less, when appropriate, the cumulative amount of income recognised in accordance with IFRS 15.

Issued Financial Instruments

When the Bank issues a financial instrument, it applies the requirements of IAS 32 *Financial Instruments: Presentation* to classify such instrument as a financial liability or equity. This determination is based on the substance of the contractual arrangement and the definitions of a financial liability and equity instrument. Where the Bank has a contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are potentially unfavourable to the Bank, the financial instrument is classified as a financial liability. However, where the Bank does not have any contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are not potentially unfavourable to the Bank, the financial instrument is classified as equity. Similarly, any instrument that represents a residual interest in an entity's assets after deducting all liabilities is classified as equity.

Hybrid Capital Instrument

The Bank issued a deeply subordinated and perpetual HCI or Notes as part of its capital raising activities. The HCI is unsecured and ranks *pari passu* amongst other HCI notes. At its sole and absolute discretion, the Bank can make a call or an early redemption of the HCI. The HCI could also be redeemed upon the occurrence of a rating methodology or accounting event or at any time pursuant to a substantial repurchase event. The HCI carries a discretionary coupon, which the Bank can unilaterally declare and pay, cancel or defer indefinitely. The HCI also includes a permanent write-down feature that would be triggered if certain events occur in the future. The cancellation or indefinite deferral of interest and permanent write-down feature do not constitute a default event. The holders of the HCI do not have any shares or voting rights in the Bank, neither does the

Bank have any contractual obligations to repay both principal or coupon on the HCI; all repayment decisions are the sole and absolute discretion of the Bank.

Based on its terms, the HCI meets the definition of equity under IFRS and was consequently classified and presented under equity in the Bank's financial statements. Accordingly, any consideration received e.g. Issue Proceeds etc. will be added directly to equity. Also, any consideration paid e.g. transaction costs, discretionary coupons (plus any associated translation adjustments) when declared and approved, will be deducted directly from equity. The Issue Proceeds (denominated in foreign currency) is recognized at historical cost and is not re-measured over time. The accounting of the HCI will not have any impact on the income statement.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 30 June 2024, the Bank had a hybrid loan (with nil balance) classified as measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensation agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements, the effect of its risk management activities involving the use financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a hedging relationship, so that both are recognized in the profit or loss (or OCI) in the same accounting period.

At inception of the hedge, the Bank designates and documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair

values or cash flows. In this, the bank performs reliably measurable prospective and retrospective hedge effectiveness to assess that the hedge was expectedly and actually highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk in line with the documented risk management strategy. Hedge accounting is prospectively discontinued when the Bank's risk management objective for the hedging relationship has changed and revokes the designation, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting, or when a forecast transaction (i.e. Cash flow hedge) is not expected to occur again.

Fair value Hedges

The Bank applies fair value hedge accounting to exposure to changes in fair value of a recognized assets or liability, an unrecognized commitment (or a specified portion) that is attributable to a particular that could affect the income statement. In this, the Bank uses interest rate swaps contracts (or other qualifying derivatives) to hedge interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

For all eligible fair value hedge relationships, the change in the fair value arising from remeasuring the hedging instrument is recognised in the income statement. Also, the change in the fair value of the hedged item attributable to the hedged risk adjust the carrying amount of the hedge item and are recognized in the income statement.

The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income statement using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Cash flow Hedges

The Bank applies cash flow hedge accounting to mitigate exposure to variability in cash flow risks arising from a particular risk associated with a recognized assets or liabilities (e.g. variable rate loans and other eligible financial instruments) or a highly probable forecast transactions (e.g. future purchase of a bond) that could affect the income statement.

For all eligible cash flow hedge relationships, the effective portion of changes in the fair value of the hedging instrument is recognized in other comprehensive income (OCI) and accumulated within the cash flow hedge reserve in equity. The ineffective portion of changes in the fair value of the hedging instrument is recognized immediately in income statement. Hedge accounting is discontinued when a hedging instrument is cancelled, terminated, or no longer meets the hedge accounting criteria.

When the hedge of a forecast transaction subsequently results in the recognition of a financial assets or a financial liability, the associated gains or losses recognized in OCI and accumulated in equity are reclassified into the income statement as a reclassification adjustment in the same period(s) in which the forecast cashflows affect the income statement (e.g. when interest income is recognized). If the gains or losses accumulated in the reserve is deemed not recoverable in future or as a result of a discontinuation, they shall be recognized as a reclassification adjustment after certain conditions are met.

For other cash flow hedges, the associated gains or losses recognized in OCI and accumulated in equity shall be reclassified to the income statement as a reclassification adjustment in the same period(s) in which the hedged forecast cashflows affect the income statement (e.g. when a forecast sale occurs).

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

African Development Bank

i)   Stage 1: 12-months ECL

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)   Stage 2: Lifetime ECL – not credit impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)   Stage 3: Lifetime ECL – credit impaired

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

• The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

• The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL is no longer met i.e., cured, the Bank measures the loss allowance at an amount equal to 12-month ECL at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

An exposure will migrate through the ECL stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the

rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. Except that in the case of sovereign loans both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows either from assets or operational income to repay the amount due for write-off. A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit quality of financial assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default,

insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted

prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3:   Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected a fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market- sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price is recognized in the income statement as follows;

- if that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e, Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.

- in all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

The Bank holds some financial instruments, maturing after more than ten years, where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition – where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day one gain or loss is recognized immediately. If fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day one gain or loss is either deferred until the instrument's fair value can be determined using a quoted and observable inputs, or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day one gain or loss. For accounting purposes therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 30 June 2024, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15–20 years

- Fixtures and fittings: 6–10 years

- Furniture and equipment: 3–7 years

- Motor vehicles: 5 years

- Right-of-use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in Other Accounts Payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. It represents net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements such as from financial liabilities (gains or losses on borrowings at fair value and related derivatives) and translation gains or losses. This adjusted net income forms the basis of allocations of income to reserves and development initiatives. The Adjusted Allocable Income is allocable income less the costs of HCI.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

• The Bank's internal credit grading model, which assigns PDs to the individual grades.

• The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or lifetime ECL basis and the applicable qualitative assessment.

• Development of ECL models, including the various formulas and the choice of inputs.

• Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.

• Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may in the current year, change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as may be necessary to reflect the new presentation.

Economic Outlook

The global economy continued its modest pace in the second quarter of 2024 and is likely to become more robust despite the unending interest rate hikes by central banks, aimed at decelerating inflation. The geopolitical tensions and regional politics are still expected to drive volatility both in markets and the wider economy.

The World Bank in its latest 'Global Economic Prospect' report released in June 2024, forecasts global economic growth to stabilize at 2.5 percent in 2024 and up to an average of 2.7 percent in 2025/6 – lower than the 3.1 percent average growth rate in decade pre-Covid. On price stability, the World Bank expects global inflation to moderate to 3.5 percent in 2024 and 2.9 percent in 2025. At the global level, the report stated that priorities should be at safeguarding trade, advancing green and digital transitions, delivering debt reliefs and improving food security.

For Africa, the Bank Group latest Macroeconomic Performance and Outlook report (MEO 2024) released on 16 February 2024, stated that "growth in Africa's average real GDP fell to an estimated 3.2 percent in 2023, from 4.1 percent in 2022, due largely to multiple shocks - living cost crisis, increasing effects of climate change, health pandemics, and geopolitical tensions." Despite these challenges, the report noted that Africa's economies remain resilient, with growth in 2024 projected to rise to 3.8 percent. Economic growth in 2024 requires a reduction in inflation to combat the cost crises, sound fiscal management policies to optimize

revenue and avert debt default and overhang, focus on critical sectors and adaptation to minimize climate change.

From a financial reporting perspective, the known and estimable effects of the various global events have been captured in these financial statements for the period ended 30 June 2024, with a reported Net Income before distribution approved by the Board of Governors of UA 238.44 million compared to UA 173.63 million in the same period in 2023, a 37.32 percent YoY increase.

As a result of the elevated market interest rates, total interest income from loans and treasury investments increased by 30.09 percent to UA 905.42 million in June 2024. In the same vein, interest expenses on borrowings increased by 28.31 percent to UA 699.97 million, resulting in a 36.54 percent YoY increase in Net Interest Income. Also, the effects of other inputs used in valuation caused the fair value gains on borrowings and related derivatives to increase to UA 23.83 million in June 2024, a 190.13 percent YoY increase. Similarly, the net realized, and unrealized fair value gains from trading treasury investments decreased by 22.09 percent YoY to UA 55.10 million in June 2024.

The abating global inflation and interest rates coupled with the better economic prospect may cause the Bank's performance to be more predictable in 2024. Accordingly, the Bank will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management adjustments on its exposures, and report the effects of the evolution of geopolitical tensions, and market conditions in its financial statements as they become known and estimable.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves are disclosed. For the period ended 30 June 2024, no events after the reporting period have been disclosed.

Internal Control over financial reporting

The unaudited interim financial statements for the period ended 30 June 2024 are prepared under similar internal controls over financial reporting as at 31 December 2023.

Management is responsible for the preparation, fair presentation and overall integrity of the published financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

Management is responsible for establishing and maintaining effective internal controls over financial reporting in conformity with the basis of accounting. The system of internal controls contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of these financial statements.

In this respect, Management represents with respect to material matters that:

- The unaudited interim financial statements for the period ended 30 June 2024 are prepared and fairly presented in line with accounting policies consistent with the IFRS financial reporting framework.

- Significant assumptions used in making accounting estimates, including fair value, are reasonable.

- Estimates used in the financial statements consider all known information available for the period ended 30 June 2024.

- Selection or application of the methods, assumptions and data used by Management in making the accounting estimates are appropriate, consistent with market participant assumptions where available without undue cost and effort and were consistently applied in accordance with IFRS.

- We have reviewed all the financial assets and liabilities as of the period end and have, recognized, classified, measured and disclosed these assets and liabilities in accordance with IFRS.

- The Bank has no plans or intentions that may affect the carrying value or classification of assets and liabilities.

- To the best of our knowledge, there are no events or transactions that have occurred subsequent to the end of the reporting period, through the date of this representation which would require adjustment to or disclosure in the financial statements for the period ended.

- We have no knowledge of any allegations communicated by employees, former employees, or others, of fraud or suspected fraud affecting the financial statements.

- We acknowledged responsibility for the design and implementation of internal control over financial reporting and we are not aware of any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting for the period ended.

NOTE C – Risk Management Policies and Procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM) and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance & Chief Finance Officer.

The CRC which is chaired by the Group Chief Risk Officer ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. The ORMC—which has two co-chairs; Vice President, PTVP (People and Talent Management Complex) and the Group Chief Risk Officer—is a committee of representative business units across the Bank which exercises oversight over the Operational Risk Management Framework (ORMF) implementation process.

It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. ORMC meets on quarterly basis, the chairperson may also convene special meetings of the committee at any time. ORMC reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval, amongst other responsibilities. The ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight over all credit, market and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three lines of defense approach where business units as primary risk takers constitute the first line of defense. The risk department act as the second line of defense while the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks includes; market risk, credit risk, and counterparty credit risks from treasury investment activities, staff benefit plan risks, and operational risk. Core risks are related to the Bank's lending activities (sovereign and non-

sovereign). The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of its private sector borrowers' exposures; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 30 June 2024 and 31 December 2023 is as follows:

(UA thousands)

Assets	2024	2023
Cash	1,470,965	1,383,149
Demand obligations	1,145	1,146
Treasury investments at fair value	4,818,294	4,481,799
Treasury investments at amortized cost	8,766,723	7,900,861
Derivative assets	873,558	895,351
Accrued income and charges receivable on loans	727,651	641,739
Other accounts receivable	1,565,271	1,188,638
Loans	22,498,343	22,021,408

1) Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, governance, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 30 June 2024 and 31 December 2023 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

Summary of loans as at 30 June 2024
(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance- Gross	% of Total Outstanding Loans
Algeria	1	585,976	-	-	585,976	2.54
Angola	10	1,412,706	-	518,708	893,998	3.87
Benin	5	338,240	-	290,019	48,221	0.21
Botswana	5	655,745	-	-	655,745	2.84
Burkina Faso	3	95,856	-	74,824	21,031	0.09
Cameroon	21	1,782,071	144,029	804,335	833,707	3.61
Cabo Verde	18	229,508	-	12,785	216,723	0.94
Republic of the Congo	6	416,388	-	77,364	339,025	1.47
Côte d'Ivoire	19	1,411,543	-	654,297	757,246	3.28
Egypt	21	2,326,562	65,108	247,590	2,013,864	8.73
Equatorial Guinea	5	76,467	-	51,935	24,532	0.11
Eswatini	10	385,120	87,000	140,256	157,864	0.68
Ethiopia	2	132,535	-	51,560	80,975	0.35
Gabon**	12	931,945	-	246,670	685,275	2.97
Kenya	20	1,732,471	82,281	428,355	1,221,835	5.30
Mauritius	9	808,922	182,462	83,629	542,831	2.35
Morocco	70	4,468,070	491,821	630,657	3,345,592	14.50
Namibia	12	1,025,751	-	255,694	770,058	3.34
Nigeria	17	2,114,255	38,013	852,539	1,223,703	5.30
Rwanda	8	705,076	-	454,988	250,088	1.08
Senegal	25	1,518,810	-	635,112	883,698	3.83
Seychelles	8	99,171	-	926	98,244	0.43
South Africa	10	1,352,435	-	188,524	1,163,911	5.04
Tanzania	12	1,215,363	98,193	596,350	520,820	2.26
Tunisia	41	2,535,643	-	625,802	1,909,841	8.28
Uganda	11	855,670	136,603	440,571	278,495	1.21
Zambia	10	345,398	-	86,631	258,767	1.12
Zimbabwe**	12	208,119	-	-	208,119	0.90
Multinational	2	137,932	137,932	-	-	-
Total Public Sector	**405**	**29,903,748**	**1,463,442**	**8,450,121**	**19,990,185**	**86.63%**
Total Private Sector	**143**	**5,257,279**	**1,453,907**	**718,966**	**3,084,406**	**13.37%**
Total	**548**	**35,161,027**	**2,917,349**	**9,169,087**	**23,074,591**	**100.00%**

Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded

***Countries in non-accrual status as at 30 June 2024.*

Slight differences may occur in totals due to rounding.

Summary of loans as at 31 December 2023
(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance-Gross	% of Total Outstanding Loans
Algeria	1	616,001	-	-	616,001	2.71
Angola	10	1,420,006	-	604,936	815,070	3.58
Benin	5	341,096	53,259	251,897	35,940	0.16
Botswana	5	680,336	-	133,908	546,428	2.40
Burkina Faso	3	96,737	-	79,207	17,530	0.08
Cameroon	21	1,816,061	312,177	683,975	819,909	3.60
Cabo Verde	17	222,323	-	21,323	201,000	0.88
Republic of the Congo	6	424,771	-	81,983	342,788	1.51
Côte D'Ivoire	18	1,328,298	-	610,914	717,384	3.15
Egypt	21	2,404,730	163,346	151,824	2,089,560	9.19
Equatorial Guinea	5	78,143	-	55,799	22,344	0.10
Eswatini	12	378,405	84,324	141,055	153,026	0.67
Ethiopia	2	130,975	-	60,004	70,971	0.31
Gabon	13	975,265	-	266,989	708,276	3.11
Kenya	20	1,742,740	187,593	448,427	1,106,720	4.86
Mauritius	8	629,726	-	81,987	547,739	2.41
Morocco	68	4,468,578	328,242	674,658	3,465,678	15.23
Namibia	13	1,025,876	148,517	105,943	771,416	3.39
Nigeria	18	2,103,613	134,161	729,521	1,239,931	5.45
Rwanda	8	730,649	151,762	337,541	241,346	1.06
Senegal	25	1,541,983	-	737,762	804,221	3.54
Seychelles	8	99,515	24,596	1,225	73,694	0.32
South Africa	10	1,385,124	-	184,696	1,200,428	5.28
Tanzania	11	1,107,988	49,192	621,553	437,243	1.92
Tunisia	42	2,669,245	67,267	669,902	1,932,076	8.49
Uganda	10	794,030	133,923	406,266	253,841	1.12
Zambia	10	350,521	-	91,231	259,290	1.14
Zimbabwe**	12	204,035	-	-	204,035	0.90
Multinational	3	192,587	192,587	-	-	-
Total Public Sector	**405**	**29,959,357**	**2,030,946**	**8,234,526**	**19,693,885**	**86.57%**
Total Private Sector	**139**	**4,909,324**	**1,123,888**	**730,137**	**3,055,299**	**13.43%**
Total	**544**	**34,868,681**	**3,154,834**	**8,964,663**	**22,749,184**	**100%**

Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded

**Countries in non-accrual status as at 31 December 2023.*

Slight differences may occur in totals due to rounding.

Balance Sheet Optimization Initiatives

In line with the G20 calls to Multilateral Development Banks (MDBs) to optimize their balance sheets and following on the Capital Adequacy Framework recommendations released in 2022, the Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank's sovereign and/or non-sovereign loan and/or guarantee portfolios; (ii) diversifying and crowding in investors into ESG and development finance and (iii) increasing the institution's lending headroom. BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEA), credit insurance and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for recycling lending headroom to facilitate the Bank's ability to meet client expectations.

Balance Sheet Optimization Initiatives – Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Other similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the Exposure Exchange Agreement (EEA). This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom amongst MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025[1]. Eight years later, in July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to near and high-risk countries.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures arising from the EEA and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

---

[1] The relevant parties are in discussions to renew the transaction ahead of the envisaged amortization in 2025.

The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA;

(USD millions)

	Protection Purchased						Protection Sold					
World Bank		**Inter-American Development Bank**		**Asian Development Bank**		**World Bank**		**Inter-American Development Bank**		**Asian Development Bank**	
Angola	213.71	Angola	85.00	Angola	150.00	Albania	126.00	Argentina	750.00	Bangladesh	225.00
Botswana	225.00	Egypt	720.00	Cameroon	165.00	China	128.18	Brazil	820.00	India	225.00
Gabon	150.00	Morocco	990.00	Congo	100.00	India	450.00	Ecuador	303.20	Pakistan	250.00
Namibia	49.00	Nigeria	95.00	Egypt	110.00	Indonesia	475.32	Mexico	800.00	Mongolia	100.00
Nigeria	100.00	Tunisia	990.00	Gabon	184.00	Jordan	13.00	Panama	206.80	Philippines	200.00
South Africa	850.00			Morocco	191.00	Pakistan	10.21				
				Senegal	100.00	Romania	185.00				
						Türkiye	200.00				
TOTAL	**1,587.71**		**2,880.00**		**1,000.00**	**TOTAL**	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**1,000.00**

Sovereign Portfolio Credit Insurance

Other than the EEA described above, the Bank also purchases credit insurance protection cover on the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign (R2RS), with the UK's Foreign Commonwealth and Development Office (FCDO) and three private insurers from the Lloyd's market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. R2RS increased the efficient use of the Bank's risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank's operations to improve the overall risk profile of the Bank's assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. Notwithstanding, no default events have occurred on any sovereign exposures covered as of 30 June 2024.

The R2RS transaction continues to improve the Bank's Risk Capital Utilization Rate (RCUR) and the Weighted Average Risk Rating (WARR). The R2RS also strengthens Standards & Poor's main capital adequacy metric and the Risk Adjusted Capital ratio by 1.5 percent, which represents an important buffer to the Bank's risk bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients, particularly RMCs seeking to mobilize sustainable financing from commercial lenders and the capital markets. The Bank approved an ADB PCG of USD 345 million equivalent in Renminbi to facilitate Egypt's inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million to finance ESG projects under the country's Sovereign Sustainable Financing Framework. Effective in October 2023, Egypt's Sustainable Panda bond is the first ever Panda Bond issued in China by an African sovereign and crowds in capacity from a panel of five private insurers who provided USD 70 million towards scaling up the size of the Bank's guarantee.

The Bank also provided a EUR 400 million ADB PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d'Ivoire. On this occasion, the Bank collaborated with the insurance arm of the Islamic Development Bank – Islamic Corporation for the Insurance of Investment and Export Credit (ICIEC), another founding member of the Co-Guarantee Platform to back the Bank's participation with EUR 194 million. This enabled the Bank to provide the full EUR 400 million guarantee cover representing 80% AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor.

Overall, the total notional amount of credit protection, including insurance, purchased and or sold, on the underlying single referenced sovereign entities stood at UA 4.21 billion as at 30 June 2024 and UA 4.08 billion as at 31 December 2023.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index which is translated into credit risk rating for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk class	Revised Rating Scale Assessment	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 3.19 at the end of 30 June 2024, compared with 3.20 as of 31 December 2023.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non- performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. The Bank estimate ECLs on its sovereign loan portfolio in accordance with IFRS 9.

During the year 2022, the Bank revised its LGD model for the sovereign loans portfolio developed in accordance with the best practices of the sector and the Bank's Model Risk Management (MRM) guidelines. This model replaces the one implemented at the first application of the IFRS 9 impairment rules and allows for a lower dependence on the Effective Interest Rate (EIR) and its high volatility. The revised LGD is now based on an average Effective Interest Rate for the risk class rather than the Effective Interest Rate per contract.

The revised model has been refined by integrating an estimate of the recovery costs and a floor to capture its value. This allows a more global understanding of the average recoveries and captures the adjustment factors linked to the macroeconomic and geopolitical environment specific to each counterparty. It also takes into account the recommendations of Moody's Analytics on the Bank's capital adequacy framework (CADF).

In line with the MRM framework, the CRC has validated this revised model. The Bank will conduct periodic review of this revised model or in the event of a substantial change in the economic environment in line with its risk management.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. At the end of June 2024, the Bank's sovereign loan and guarantee portfolio used up to 31.2 percent (2023: 33.7 percent) of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI, unrealized loss/gain on fair-valued borrowings arising from "own credit" and any shortfall of the stock of provisions to expected losses. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk
When the Bank lends to its borrowers from the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: project finance; corporate finance; financial institutions and private equity funds. The weighted-average risk rating was 4.14 at the end of June 2024 compared with 4.09 at the end of 2023.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital model which uses internally developed risk parameters (Internal Rating Based – (IRB)).

At the end of June 2024, the Bank's non-sovereign portfolio represented 8.6 percent (2023: 4.9 percent) of the Bank's total loan portfolio. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital, approximately 13 percent (2023: 9.3 percent) of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. The Bank also has in place a limit of 11.25% for capital utilization rate per sector. These thresholds and other determinants of country limit are articulated in the Bank's capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Balance Sheet Optimization Initiatives – Non-Sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing concentration and other prudential ratio limits and (iii) and increasing lending headroom. These initiatives involve, among other structured finance approaches, assets sell downs, credit insurance, financial guarantees and, synthetic securitization structures, on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flows expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of ECL of the loan (if certain conditions are met), with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs. The PSF is one of such initiatives.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 30 June 2024, the notional amounts of non-sovereign loans covered by the PSF stood at UA 227.47 million (31 December 2023: UA 249.32 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing

prudential limits on the non-sovereign portfolio and crowding in institutional investors. The first transaction was the USD 1 billion synthetic securitization and the second was the USD 500 million portfolio credit insurance deal. Over the years, these BSO initiatives have cumulatively amortized down to UA 1.81 billion (31 December 2023: UA 1.81 billion) and the Bank is exploring opportunities to execute a new similar portfolio-based transaction.

Risk Participation Agreements on Non-Sovereign Assets

The Affirmative Financing Action for Women in Africa (AFAWA) Risk Sharing Mechanism (RSM) became operational effective in December 2021, and it features a counter guarantee from the Bank shareholders (France and the Netherlands) in support of the Bank's Partial Credit Guarantee (PCG) to the African Guarantee Fund (AGF), the initiative's implementation partner for Phase I. A mid-term review of the structure is planned for 2024. In 2023, the Bank closed a collateralized Risk Participation Agreement with Norfund for an amount of USD 15 million, on the back of the subordinated loan of USD 50 million provided by the Bank to a private sector borrower in Tanzania. With the collateral paid upfront to the Bank, this risk transfer generates a capital benefit estimated at UA 3.9 million that should allow the Bank to extend additional loans between UA 10 million and UA 22 million to similarly rated projects.

Portfolio Guarantees

On September 2022, the Bank signed the Lusophone Compact Guarantee with the Government of Portugal for EUR 400 million in support of private sector projects in Portuguese-speaking countries in Africa. The Lusophone Compact Guarantee with a maturity of 15 years allows the Bank to receive cover on single obligor credit cover on non-sovereign transactions in eligible countries for up to 85% of the principal on an on-demand basis - portfolio construction is ongoing as of end-2023.

Insurance at Origination for Non-Sovereign Single Obligors

In 2023, the Bank closed bound a policy on a manufacturing sector project in Nigeria, mobilizing USD 50 million in insurance cover. It should also be noted that insurance cover on Ethiopian Airlines was terminated in June 2023 following a loan prepayment.

 It is expected that pipeline credit insurance on single assets such as the Mozambique LNG transaction, among others will close in 2024 with various insurers rated AA- and above, thereby helping to continue to unlock millions in additional lending capacity towards new private sector transactions.

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 2.04 billion as at 31 December 2023 (31 December 2023: UA 2.06 billion)

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
		Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below				
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-Backed Securities (MBS)/ Asset Backed Securities (ABS)			AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.			

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/ A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

At the end of June 2024, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 3.7 percent (2023: 4.3 percent) of the Bank's total risk capital.

Expected Credit Risk
Definition of default
The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the assets credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of expected credit loss

ECLs are calculated by multiplying three main components being the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrowers extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is conducted on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

African Development Bank

- Instrument type

- Credit risk grading

- Date of initial recognition

- Remaining term to maturity

- Industry

- Geographic location of the borrower

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB- equivalent or better.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic scenarios assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and operations functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macroeconomic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation, government's revenue, government's debts, current account balance and lending rates. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro- economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit loss

The Bank calculates ECLs based on three probability-weighted macroeconomic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default

parameters and different weight. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the marginal PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of marginal PD over the full remaining life multiplied by the LGD and EAD. The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

Amounts arising from expected credit losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 30 June 2024 and 31 December 2023.

Table 1.1: Impairment on loans at amortized costs and other financial instruments by stage

As at 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	66,918	117,893	365,419	550,230
Interest receivables	3,977	7,932	178,043	189,951
Undisbursed loans	2,743	23,276	-	26,019
Treasury investments	301	-	-	301
Guarantees	1,565	-	-	1,565
Total impairment as at 30 June 2024	**75,506**	**149,101**	**543,462**	**768,067**

As at 31 December 2023

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	123,576	115,154	464,923	703,653
Interest receivables	6,032	8,359	216,609	231,000
Undisbursed loans	2,390	21,733	-	24,123
Treasury investments	302	-	-	302
Guarantees	1,932	-	-	1,932
Total impairment as at 31 December 2023	**134,232**	**145,246**	**681,532**	**961,010**

African Development Bank

Table 1.2: Reconciliation of ECL allowance recognized in the Income Statement

ECL impairment on Loan principal for 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	123,576	115,154	464,923	703,653
Provision/(Writeback) for the period -income statement	(56,658)	2,739	22,669	(31,250)
Write-Off	-	-	(122,173)	(122,173)
Closing 30 June 2024	**66,918**	**117,893**	**365,419**	**550,230**
Write-back for the period 30 June 2023	(22,005)	(6,929)	(24,149)	(53,083)

ECL impairment on Interest receivables for 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	6,032	8,359	216,609	231,000
Writeback for the period - income statement	(2,055)	(427)	(992)	(3,475)
Write off	-	-	(37,574)	(37,574)
Closing 30 June 2024	**3,977**	**7,932**	**178,043**	**189,951**
Write-back for the period 30 June 2023	(697)	(118)	(15,517)	(16,332)

ECL impairment on Undisbursed loans for 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	2,390	21,733	-	24,123
Writeback for the period - income statement	353	1,542	-	1,896
Closing 30 June 2024	**2,743**	**23,275**	**-**	**26,019**
Write-back for the period 30 June 2023	(152)	(708)	-	(860)

ECL impairment on Treasury Investments for 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	302	-	-	302
Writeback for the period- income statement	(1)	-	-	(1)
Closing 30 June 2024	**301**	**-**	**-**	**301**
Charge for the year 30 June 2023	16	-	-	16

ECL impairment on Financial Guarantees for 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	1,932	-	-	1,932
Writeback for the period - income statement	(367)	-	-	(367)
Closing 30 June 2024	**1,565**	**-**	**-**	**1,565**
Charge for the year 30 June 2023	105	-	-	105

The table below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 30 June 2024 and 31 December 2023.

Table 1.3: Analysis of loans at amortized cost, impairments and ECL coverage ratio[2]
As at 30 June 2024

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**18,636**	**3,878**	**559**	**23,073**	**66.92**	**117.89**	**365.42**	**550.23**
Non-Sovereign	2,098	634	351	3,083	47.61	40.09	277.59	365.29
Sovereign	16,538	3,244	208	19,990	19.31	77.80	87.83	184.94
Interest receivables	**428**	**71**	**385**	**884**	**3.98**	**7.93**	**178.04**	**189.95**
Non-Sovereign	51	16	20	86	3.17	3.06	20.43	26.66
Sovereign	377	55	365	798	0.81	4.87	157.61	163.29
Undisbursed loans	**8,286**	**857**	**26**	**9,169**	**2.74**	**23.28**	**-**	**26.02**
Non-Sovereign	693	-	26	719	2.56	-	-	2.56
Sovereign	7,594	857	-	8,450	0.18	23.28	-	23.46
Total Loans	**27,350**	**4,806**	**970**	**33,126**	**73.64**	**149.10**	**543.46**	**766.20**
Guarantees	**1,024**	**-**	**-**	**1,024**	**1.56**	**-**	**-**	**1.56**
Non-Sovereign	49	-	-	49	0.86	-	-	0.86
Sovereign	975	-	-	975	0.71	-	-	0.71
Treasury Investments	**8,190**	**-**	**-**	**8,190**	**0.30**	**-**	**-**	**0.30**
30 June 2024	**36,564**	**4,806**	**970**	**42,341**	**75.50**	**149.10**	**543.46**	**768.07**

	ECL Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.36%**	**3.04%**	**65.41%**	**2.38%**
Non-Sovereign	2.27%	6.32%	79.19%	11.85%
Sovereign	0.12%	2.40%	42.20%	0.93%
Interest receivables	**0.93%**	**11.21%**	**46.25%**	**21.48%**
Non-Sovereign	6.20%	19.59%	103.63%	30.84%
Sovereign	0.21%	8.84%	43.15%	20.47%
Undisbursed loans	**0.03%**	**2.72%**	**-**	**0.28%**
Non-Sovereign	0.37%	-	-	0.36%
Sovereign	0.00%	2.72%	-	0.28%
Total Loans	**0.27%**	**3.10%**	**56.05%**	**2.31%**
Guarantees	**0.15%**	**-**	**-**	**0.15%**
Non-Sovereign	1.75%	-	-	1.75%
Sovereign	0.07%	-	-	0.07%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.21%**	**3.10%**	**56.05%**	**1.81%**

Slight differences may occur in totals due to rounding.

---

[2] *ECL coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.*

African Development Bank

As at 31 December 2023

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**20,350**	**1,713**	**687**	**22,750**	**123.57**	**115.16**	**464.92**	**703.65**
Non-Sovereign	1,850	723	483	3,056	38.26	41.92	378.82	459.00
Sovereign	18,500	990	204	19,694	85.31	73.24	86.10	244.65
Undisbursed Loans	**8,536**	**414**	**15**	**8,965**	**2.40**	**21.73**	**-**	**24.13**
Non-Sovereign	715	-	15	730	0.71	-	-	0.71
Sovereign	7,821	414	-	8,235	1.69	21.73	-	23.42
Total Loans	**28,886**	**2,127**	**702**	**31,715**	**125.97**	**136.89**	**464.92**	**727.78**
Interest receivables	**438**	**39**	**409**	**886**	**6.03**	**8.36**	**216.61**	**231.00**
Non-Sovereign	45	17	57	119	2.66	3.08	64.64	70.38
Sovereign	393	22	352	767	3.37	5.28	151.97	160.62
Total Loans & Interest	**29,324**	**2,166**	**1,111**	**32,601**	**132.00**	**145.25**	**681.53**	**958.78**
Guarantees	**694**	**-**	**-**	**694**	**1.93**	**-**	**-**	**1.93**
Non-Sovereign	43	-	-	43	0.50	-	-	0.50
Sovereign	651	-	-	651	1.43	-	-	1.43
Treasury Investments	**7,897**	**-**	**-**	**7,897**	**0.30**	**-**	**-**	**0.30**
31 December 2023	**37,915**	**2,166**	**1,111**	**41,192**	**134.23**	**145.25**	**681.53**	**961.01**

	ECL Coverage ratio			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.61%**	**6.72%**	**67.67%**	**3.09%**
Non-Sovereign	2.07%	5.80%	78.43%	15.02%
Sovereign	0.46%	7.40%	42.21%	1.24%
Undisbursed Loans	**0.03%**	**5.25%**	**0.00%**	**0.27%**
Non-Sovereign	0.10%	-	-	0.10%
Sovereign	0.02%	5.25%	-	0.28%
Total Loans	**0.44%**	**6.44%**	**66.23%**	**2.29%**
Interest receivables	**1.38%**	**21.44%**	**52.96%**	**26.07%**
Non-Sovereign	5.91%	18.12%	113.40%	59.14%
Sovereign	0.86%	24.00%	43.17%	20.94%
Total Loans & Interest receivables	**0.45%**	**6.71%**	**61.34%**	**2.94%**
Guarantees	**0.28%**	**-**	**-**	**0.28%**
Non-Sovereign	1.16%	-	-	1.16%
Sovereign	0.22%	-	-	0.22%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.35%**	**6.71%**	**61.34%**	**2.33%**

An analysis of changes in ECL allowances in relation to the bank's financial assets carried at amortized cost is provided below:

Analysis of the changes in ECL allowance account between 31 December 2023 and 30 June 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2024	**134,232**	**145,246**	**681,532**	**961,010**
New assets originated or purchased	4,602	-	-	4,602
Assets derecognized or repaid (excluding write off)	(500)	(17)	-	(517)
Transfer from Stage 1 to Stage 2	(30,607)	30,607	-	-
Transfer from Stage 2 to Stage 1	27,813	(27,813)	-	-
Transfer from Stage 1 to Stage 3	(18)	-	18	-
Amount written off	-	-	(159,747)	(159,747)
New and increased provision (net of releases)	(60,016)	1,078	21,659	(37,281)
Gross carrying amount as at 30 June 2024	**75,506**	**149,101**	**543,462**	**768,067**

The total ECL allowance reported in the income statement was a write-back of UA 32.83 million for 30 June 2024 compared to writeback of UA 70.28 million for 30 June 2023. The total ECL allowance on the balance sheet as at 30 June 2024 decreased by UA 192.94 million (20.08 percent) to UA 768.07 million from the UA 961.01 million as at 31 December 2023.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments; ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; iii) loan equivalent value of committed guarantees; and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk (ii) Interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

- The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.

- The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Benchmark Reform – Update on the LIBOR Transition Project

Following the cessation of the publication of all London Interbank Offered Rate (LIBOR) settings, the UK Financial Conduct Authority (FCA) used its powers to compel the InterContinental Exchange Benchmark Administrator (IBA) to publish the 1-month, 3-month, and 6-month USD LIBOR settings under a non-representative "synthetic" methodology from end of June 2023. The FCA notified that publication of these remaining USD LIBOR settings under the "synthetic" methodology would cease on 30 September 2024.

As at 30 June 2024, the Bank has successfully transitioned all its outstanding LIBOR linked contracts to their alternative reference rates (RFRs). The table below provides a disclosure on USD LIBOR and JPY IBOR linked contracts by currency settings and nature of financial instruments as at 30 June 2024 including the outstanding IBOR linked transaction for the comparative period of 31 December 2023. Non-derivative financial instruments at amortized cost are presented based on their carrying amounts excluding ECLs while derivative financial instruments are. Financial instruments maturing on or before 30 June 2024 were excluded.

(In millions)	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 30 June 2024						
Financial assets						
Loans - non-sovereign	-	-	-	-	-	-
Loans - Sovereign	-	-	-	-	-	-
Treasury Asset	-	-	-	-	-	-
Total financial assets	-	-	-	-	-	-
Financial liabilities						
Treasury Borrowing	-	-	-	-	-	-
Total financial liabilities	-	-	-	-	-	-
Derivatives						
Derivatives excl. Futures	-	-	-	-	-	-
Derivatives - Futures Only	-	-	-	-	-	-
Total derivatives	-	-	-	-	-	-
Total IBOR linked contracts	-	-	-	-	-	-

(In millions)

	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 31 December 2023						
Financial assets						
Loans - non-sovereign	606	-	-	-	-	-
Loans - Sovereign	4,676	-	-	-	-	-
Treasury Asset	52	-	-	-	-	-
Total financial assets	5,334	-	-	-	-	-
Financial liabilities						
Treasury Borrowing	50	-	-	-	-	-
Total financial liabilities	50	-	-	-	-	-
Derivatives						
Derivatives excl. Futures	855	-	-	-	-	-
Derivatives - Futures Only	-	-	-	-	-	-
Total derivatives	**855**	-	-	-	-	-
Total IBOR linked contracts	**6,239**	-	-	-	-	-

NOTE D – Financial Assets and Liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 30 June 2024 and 31 December 2023:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities at FVTPL		Fair Value through OCI	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
30 June 2024						
Cash	-	-	-	1,470,965	1,470,965	1,470,965
Demand obligations	-	-	-	1,145	1,145	1,145
Treasury investments	4,818,294	-	-	8,766,723	13,585,017	12,459,864
Derivative assets	873,558	-	-	-	873,558	873,558
Accounts receivable	-	-	-	2,292,922	2,292,922	2,292,922
Loans	-	-	-	22,498,343	22,498,343	22,498,343
Equity participations	-	-	1,132,820	-	1,132,820	1,132,820
Total financial assets	**5,691,852**	**-**	**1,132,820**	**35,030,098**	**41,854,770**	**40,729,617**
Accounts payable	-	-	-	1,693,290	1,693,290	1,693,290
Derivative liabilities	2,315,502	-	-	-	2,315,502	2,315,502
Borrowings	-	25,412,668	-	204,900	25,617,568	25,219,045
Total financial liabilities	**2,315,502**	**25,412,668**	**-**	**1,898,190**	**29,626,360**	**29,227,837**

(UA thousands)

	Financial Assets and Liabilities at FVTPL		Fair Value through OCI	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
31 December 2023						
Cash	-	-	-	1,383,149	1,383,149	1,383,149
Demand obligations	-	-	-	1,146	1,146	1,146
Treasury investments	4,481,799	-	-	7,900,861	12,382,660	11,901,742
Derivative assets	895,351	-	-	-	895,351	895,351
Accounts receivable	-	-	-	1,830,377	1,830,377	1,830,377
Loans	-	-	-	22,021,408	22,021,408	22,021,408
Equity participations	-	-	1,119,073	-	1,119,073	1,119,073
Total financial assets	**5,377,150**	**-**	**1,119,073**	**33,136,941**	**39,633,164**	**39,152,246**
Accounts payable	-	-	-	1,604,164	1,604,164	1,604,164
Derivative liabilities	2,007,866	-	-	-	2,007,866	2,007,866
Borrowings	-	24,562,870	-	213,538	24,776,408	24,443,164
Total financial liabilities	**2,007,866**	**24,562,870**	**-**	**1,817,702**	**28,388,438**	**28,055,194**

The table below classifies the Bank's financial instruments that were carried at fair value at 30 June 2024 and 31 December 2023 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Treasury	3,901,915	3,755,026	914,143	724,157	2,235	2,616	4,818,294	4,481,799
Derivative assets	61,405	30,851	807,023	856,370	5,131	8,130	873,558	895,351
Equity participation	7,085	12,338	-	-	1,125,735	1,106,735	1,132,820	1,119,073
Total financial assets	**3,970,405**	**3,798,215**	**1,721,166**	**1,580,527**	**1,133,101**	**1,117,481**	**6,824,672**	**6,496,223**
Derivative	-	-	2,137,313	1,894,428	178,189	113,438	2,315,502	2,007,866
Borrowings	16,089,187	15,241,781	8,310,143	8,277,437	1,013,338	1,043,652	25,412,668	24,562,870
Total financial liabilities	**16,089,187**	**15,241,781**	**10,447,456**	**10,171,865**	**1,191,527**	**1,157,090**	**27,728,170**	**26,570,736**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange- traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carry value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities – Asset and Mortgage-Backed Securities
Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value Hierarchy – Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 30 June 2024 and 31 December 2023 into three levels reflecting the observability of inputs in the fair measurements, with level 1 as observable and level 3 unobservable.

| | Quoted prices in active markets for the same instrument | | Valuation techniques for which all significant inputs are based on observable | | Valuation techniques for which any significant input is not based on observable | | Total | |
| | (Level 1) | | (Level 2) | | (Level 3) | | Total | |
(UA thousands)	2024	2023	2024	2023	2024	2023	2024	2023
Treasury investments	7,660,062	7,397,989	547,402	37,708	-	-	8,207,464	7,435,697
Loans	-	-	-	-	22,498,343	22,021,408	22,498,343	22,021,408
Total financial assets	**7,660,062**	**7,397,989**	**547,402**	**37,708**	**22,498,343**	**22,021,408**	**30,705,807**	**29,457,105**
Borrowings	-	-	176,055	206,118	18,091	-	194,146	206,118
Total	**-**	**-**	**176,055**	**206,118**	**18,091**	**-**	**194,146**	**206,118**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes Own credit	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Gain or Loss – Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 30 June 2024 and 31 December 2023 were made up as follows:

(UA thousands)	2024	2023
Balance at 1 January	182,318	191,430
New transactions	(30,558)	17,692
Amounts recognized in income statement during the period	(11,558)	(20,041)
Translation effects	(8,795)	(6,763)
Balance	**131,407**	**182,318**

NOTE E – Cash

The Bank's cash and bank details are as follows;

(UA thousands)	2024	2023
Balances with Central Banks	1,322,894	1,033,188
Balances with Commercial Banks	143,571	347,427
Other Cash balances	4,500	2,534
Total	**1,470,965**	**1,383,149**

NOTE F – Treasury Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset- backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 30 June 2024, the Bank had received collateral with fair value of UA 96 million (December 2023: UA 178 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable".

The composition of treasury investments as at 30 June 2024 and 31 December 2023 was as follows:

(UA thousands)	2023	2022
Treasury investments at amortized cost	8,767,024	7,901,163
Provision for impairment	(301)	(302)
	8,766,723	7,900,861
Treasury investments mandatorily measured at FVTPL	4,818,294	4,481,799
Total treasury investments	**13,585,017**	**12,382,660**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 30 June 2024 and 31 December 2023 was as follows:

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Government and Agency obligations	1,429.37	1,200.37	1,588.69	1,407.42	852.20	846.77	1,000.42	1,017.11	4,870.68	4,471.67
Corporate Bonds	284.74	-	-	-	-	-	-	-	284.74	-
Financial Institutions	239.04	10.76	26.89	26.93	-	-	86.82	80.91	352.75	118.60
Supranational	1,892.16	1,934.29	914.96	957.53	91.47	92.42	360.27	326.65	3,258.86	3,310.89
Total	**3,845.31**	**3,145.42**	**2,530.54**	**2,391.88**	**943.67**	**939.19**	**1,447.51**	**1,424.67**	**8,767.03**	**7,901.16**

The nominal value of treasury investments at amortized cost as of 30 June 2024 is UA 8,198.34 million (31 December 2023: UA 7,887.81). The average yield of treasury investments at amortized cost for the period ended 30 June 2024 was 1.96 percent (31 December 2023: 1.78 percent).

The contractual maturity structure of treasury investments at amortized cost as at 30 June 2024 and 31 December 2023 was as follows:

(UA millions)	2024	2023
One year or less	338.48	642.76
More than one year but less than two years	654.28	656.41
More than two years but less than three years	695.07	675.71
More than three years but less than four years	777.12	778.14
More than four years but less than five years	838.74	781.47
More than five years	5,463.34	4,366.67
Total	8,767.03	7,901.16

The fair value of treasury investments at amortized cost as of 30 June 2024 was UA 8,207.97 million (31 December 2023: UA 7,437.79 million).

Treasury Investments mandatorily measured at FVTPL

A summary of the Bank's treasury investments at FVTPL at 30 June 2024 and 31 December 2023 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Time deposits	30.51	50.96	111.07	115.25	264.92	192.40	273.19	217.34	679.69	575.95
Asset-backed securities	2.60	2.61	-	-	-	-	-	-	2.60	2.61
Government and Agency obligations	1,658.59	1,836.13	677.25	365.31	-	-	18.93	-	2,354.77	2,201.44
Corporate bonds	-	-	-	-	-	-	-	-	-	-
Financial Institutions	836.77	953.02	225.78	177.89	-	-	-	-	1,062.55	1,130.91
Supranational	531.18	545.20	187.50	25.69	-	-	-	-	718.68	570.89
Total	3,059.65	3,387.92	1,201.60	684.14	264.92	192.40	292.12	217.34	4,818.29	4,481.80

The nominal value of treasury investments mandatorily measured at FVTPL as of 30 June 2024 was UA 4,868.99 million (31 December 2023: UA 4,515.59 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 30 June 2024 was 4.61 percent (31 December 2023: 6.11 percent). The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 30 June 2024 and 31 December 2023 were as follows:

(UA millions)	2024	2023
One year or less	1,935.21	2,432.22
More than one year but less than two years	573.99	726.50
More than two years but less than three years	465.95	526.59
More than three years but less than four years	1,152.53	560.76
More than four years but less than five years	554.89	233.11
More than five years	135.72	2.62
Total	4,818.29	4,481.80

NOTE G – Derivative Assets and Liabilities

The fair value of derivative financial assets and financial liabilities as at 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024		2023	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	500,785	1,493,225	515,173	1,285,562
Interest rate swaps	8,844	807,209	64,420	707,527
Loan swaps	302,524	9,618	284,907	9,520
	812,153	2,310,052	864,500	2,002,609
Investments-related:				
Asset swaps	-	5,450	-	5,257
Macro-hedge swaps and others	61,405	-	30,851	-
	61,405	5,450	30,851	5,257
Total	**873,558**	**2,315,502**	**895,351**	**2,007,866**

The notional amounts of derivative financial assets and liabilities as at 30 June 2024 and 31 December 2023 were follows:

(UA thousands)	2024	2023
Borrowings-related:		
Cross-currency swaps	14,157,908	13,165,400
Interest rate swaps	17,969,598	17,679,636
Loan swaps	2,617,872	2,765,517
	34,745,378	33,610,553
Investments-related:		
Asset swaps	(84,263)	(82,609)
	(84,263)	(82,609)
Total	**34,661,115**	**33,527,944**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 30 June 2024, the Bank had futures with a notional value of Euro 8,936 million (UA 7,273 million) (2023: Euro 6,939 million, UA 5,699 million) and USD 23,940 million (UA 18,201 million) (2023: USD 16,655 million, UA 12,414 million). The carrying values of the Euro and US dollars futures was a negative market value of Euro 4.90 million (UA 3.99 million) (2023: positive Euro 3.66 million (UA 3.00 million)) and a negative market value of USD 5.81 million (UA 3.31 million) (2023: positive USD 16.63 million, UA 12.40 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 30 June 2024 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are

recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 30 June 2024 was an asset of UA 291.38 million (December 2023: UA 272.74 million). The fair value gain on these loan swaps for the period ended 30 June 2024 was UA 18.61 million (June 2023: Loss of UA 12.83 million). The fair value loss on the hedged loans attributable to the hedged risk was UA 17.69 million (June 2023: Gain of UA 16.15 million). Therefore, the hedge effectiveness recognized in the income statement was a gain of UA 0.93 million (June 2023: gain of UA 3.32 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the period ended June 2024, the amortization of fair value adjustment on the hedged risk amounted to a gain of UA 0.87 million (June 2023: gain of UA 0.93 million).

NOTE H – Loans and Guaranteed Loans
Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

> **Loan Portfolio:** The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

> **Other Loans:** The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 30 June 2024 and 31 December 2023, outstanding loans were as follows:

(UA thousands)	2024	2023
Outstanding balance of loans - Gross	23,074,591	22,749,184
Provision for impairment	(576,248)	(727,776)
Total Outstanding Loans	**22,498,343**	**22,021,408**

African Development Bank

Classification of Loans

At 30 June 2024 and 31 December 2023, the carrying values of net outstanding loans were as follows:

(UA thousands)	2024	2023
Loans at amortized cost		
Fixed rate loans	3,124,262	3,225,176
Floating rate loans	19,804,496	19,381,037
Variable rate loans	145,833	142,971
Gross Loans	**23,074,591**	**22,749,184**
Provision for impairment	(576,248)	(727,776)
Total Outstanding Loans	**22,498,342**	**22,021,408**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non- sovereign loans. During the period, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 30 June 2024 and 31 December 2023 was as follows:

(UA millions)

Periods		2024			2023
	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	405.41	1,552.85	145.83	2,104.10	2,055.82
More than one year but less than two	276.11	1,639.02	-	1,915.13	1,887.45
More than two years but less than	304.92	1,709.57	-	2,014.50	1,940.26
More than three years but less than	278.04	1,667.38	-	1,945.41	1,882.90
More than four years but less than	294.03	1,603.47	-	1,897.50	1,888.08
More than five years	1,565.75	11,632.21	-	13,197.96	13,094.67
Gross Outstanding Loans	**3,124.26**	**19,804.50**	**145.83**	**23,074.59**	**22,749.18**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 30 June 2024 and 31 December 2023 were as follows:

(UA millions)			2024 Amount	%	2023 Amount	%
Fixed Rate:	Multi-Currency	Euro	-		-	
		Japanese Yen	-		-	
		Pound Sterling	-		-	
		Swiss Franc	-		-	
		US Dollar	62.29		61.06	
			62.29	0.27	61.06	0.27
	Single Currency	Euro	1,040.78		1,074.64	
		Japanese Yen	-		-	
		South African Rand	-		0.59	
		US Dollar	364.86		394.34	
		Others	-		-	
			1,405.64	6.09	1,469.57	6.46
	Structured Products	Euro	1,437.25		1,491.93	
		US Dollar	10.04			
		South African Rand	209.04		202.61	
			1,656.33	7.18	1,694.54	7.45
Floating Rate:	Single Currency	Euro	2,823.92		2,949.47	
		Pound Sterling	-			
		Japanese Yen	-			
		South African Rand	816.98		832.02	
		US Dollar	489.87		5,264.23	
		Others	-		-	
			4,130.77	17.90	9,045.72	39.76
	Structured Product	Euro	6,154.82		5,865.26	
		Japanese Yen	1.28		0.70	
		US Dollar	8,892.30		3,852.64	
		South African Rand	625.33		616.72	
			15,673.72	67.93	10,335.32	45.43
Variable Rate:	Multi-Currency	US Dollar	145.83		142.97	
			145.83	0.63	142.97	0.63
Gross Outstanding Loans			**23,074.59**	**100**	**22,749.18**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the period ended 30 June 2024 was 2.92 percent (31 December 2023: 5.34 percent).

A comparative summary of the currency composition of outstanding loans at 30 June 2024 and 31 December 2023 were as follows:

(UA millions)	2024		2023	
	Amount	%	Amount	%
Euro	11,456.77	49.48	11,381.31	50.03
Japanese Yen	1.28	0.01	0.70	-
South African Rand	1,651.35	6.98	1,651.95	7.26
US Dollar	9,965.19	43.53	9,715.23	42.71
Gross Outstanding Loans	**23,074.59**	**100.00**	**22,749.18**	**100.00**

Reconciliation of ECLs on Loan Principal & Undisbursed loans

The movements in the accumulated provision for impairment on outstanding loan principal for the period ended 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024	2023
Balance as at 1 January	727,776	732,263
Provision for impairment on loan principal and undisbursed for the period (net)	(29,354)	5,785
Loans written off	(122,174)	(10,272)
Net balance	**576,248**	**727,776**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the period ended 30 June 2024, impairment writebacks on private sector loans amounted to UA 93.71 million compared with provisions for impairment of UA 6.49 million for the year ended 31 December 2023. The accumulated provisions on private sector loans at 30 June 2024 amounted to UA 365.29 million compared to UA 459.00 million at 31 December 2023.

ECLs on Stage 3 Loan Principal

At 30 June 2024, outstanding loans with an aggregate principal balance of UA 558.65 million (31 December 2023: UA 686.85 million), of which UA 231.07 million (31 December 2023: UA 246.46 million) were overdue and credit impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024	2023
Outstanding balance on impaired loans	558,653	686,848
Provision for impairment (Stage 3 only)	(365,419)	(464,923)
Net balance on Stage 3 loan principal	**193,234**	**221,925**

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024	2023
Accrued income and charges receivable on loans	917,603	872,739
Provision for impairment	(189,952)	(231,000)
Total	**727,651**	**641,739**
Other accounts receivable	1,565,271	1,188,638
Total Accounts Receivable	**2,292,922**	**1,830,377**

Reconciliation of ECLs on Charges Receivable

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024	2023
Balance at January 1	231,000	221,419
(Writeback)/Provisions on loan charges for the period (net)	(3,475)	12,502
Loans written off	(37,574)	(2,921)
Net Balance	**189,951**	**231,000**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the period ended 30 June 2024, an impairment writeback was made on interest and charges receivable on private sector loans in the amount of UA 43.73 million (31 December 2023: writeback of UA 8.08 million). The accumulated provision on interest and charges receivable on private sector loans at 30 June 2024 amounted to UA 26.66 million (31 December 2023: UA 70.38 million).

ECLs on Stage 3 Charges Receivable

At 30 June 2024, outstanding charge receivable has an aggregate balance of UA 384.99 million (31 December 2023: UA 409.57 million). The gross amounts of charge receivable that were impaired and their cumulative impairment at 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024	2023
Outstanding balance on impaired receivable	384,985	409,566
Provision for impairment	(178,043)	(216,609)
Net balance on stage 3 charges receivable	**206,942**	**192,958**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 30 June 2024, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 50.30 million (31 December 2023: UA 9.98 million).

Also, the Bank provides repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 30 June 2024 amounted to UA 1,024.29 million (31 December 2023: UA 693.83 million), of which UA 26.67 million (31 December 2023: UA 20.57 million) is related to trade finance as at 30 June 2024.

The accumulated ECL calculated on the guarantees issued by the Bank as at 30 June 2024 was UA 1.56 million (31 December 2023: UA 1.93 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 30 June 2024, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 517.61 million (31 December 2023: UA 513.47 million). The total cost of BSO coverage for the period ended 30 June 2024 was UA 7.18 million (30 June 2023: UA 8.14 million).

NOTE I – Equity Participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by the staff time spent on individual entity's work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period end 30 June 2024 amounted to UA 117.94 million (30 June 2023: UA 116.30 million), representing 51.48 percent (June 2023: 50.98 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 30 June 2024, the Bank's pro-rata or economic share in ADF was 0.32 percent (31 December 2023: 0.32 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF are made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in

the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/ BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the period ended 30 June 2024, dividend income increased by UA 3.43 million (81.60 percent) to UA 7.63 million from UA 4.20 million in June 2023.

The Bank's equity interests at 30 June 2024 and 31 December 2023 are summarized below:

(UA thousands)

Institutions	Year	Callable	2024	2023
Investment in ADF	1972		111,741	111,741
Accumulated share of profit/ (loss) & impairment on 1			(49,902)	(50,953)
Share of losses on equity accounted investments for the			76	374
Impairment for the period			434	677
			62,349	61,839
TOTAL DIRECT INVESTMENT AND FUNDS			**1,070,471**	**1,057,234**
GRAND TOTAL			**1,132,820**	**1,119,073**

NOTE J – Property, Equipment and Intangible Assets

The Bank's Property, equipment and Intangible assets are summarized below:

(UA thousands)	2024	2023
Costs	372,218	362,766
Accumulated depreciation	(296,919)	(284,638)
Net Book Value	**75,299**	**78,128**

NOTE K – Borrowings

As at 30 June 2024 and 31 December 2023, the Bank's borrowings were as follows:

(UA thousands)	**2024**	2023
Borrowings at fair value	25,412,668	24,562,870
Borrowings at amortized cost	204,900	213,538
Total	**25,617,568**	**24,776,408**

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 30 June 2024 was 62.04 billion (31 December 2023: UA 61.04 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 30 June 2024 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,369.55	325.93	2,695.48
More than one year but less than two years	3,758.76	135.30	3,894.06
More than two years but less than three years	8,264.02	185.54	8,449.56
More than three years but less than four years	5,308.13	119.61	5,427.74
More than four years but less than five years	1,656.09	118.19	1,774.28
More than five years	3,031.88	139.67	3,171.55
Total	**24,388.43**	**1,024.24**	**25,412.67**

Borrowings Carried at Amortized Cost

Periods	Ordinary	Callable	Total
One year or less	42.98	-	42.98
More than one year but less than two years	30.15	-	30.15
More than two years but less than three years	-	-	-
More than three years but less than four years	132.29	-	132.29
More than four years but less than five years	-	-	-
More than five years	-	-	-
Subtotal	**205.42**	**-**	**205.42**
Net unamortized premium and discount	(0.52)	-	(0.52)
Total	**204.90**	**-**	**204.90**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2023 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,224.82	457.76	3,682.58
More than one year but less than two years	2,661.29	104.41	2,765.70
More than two years but less than three years	5,547.08	147.51	5,694.59
More than three years but less than four years	5,439.77	103.27	5,543.04
More than four years but less than five years	3,346.33	96.16	3,442.49
More than five years	3,293.47	141.00	3,434.47
Total	**23,512.76**	**1,050.11**	**24,562.87**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	106.07	-	106.07
More than one year but less than two years	33.60	-	33.60
More than two years but less than three years	-	-	-
More than three years but less than four years	74.23	-	74.23
More than four years but less than five years	-	-	-
More than five years	-	-	-
Subtotal	**213.90**	**-**	**213.90**
Net unamortized premium and discount	(0.36)	-	(0.36)
Total	**213.54**	**-**	**213.54**

The fair value of borrowings carried at fair value through profit or loss at 30 June 2024 was UA 25,617.57 million (December 2023 : UA 24,562.87 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 30 June 2024 was UA 28,704.86 million (December 2023: UA 25,332.93 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net gain of UA 23.83 million on borrowings, related derivatives and others for the period ended 30 June 2024 (June 2023: a loss of UA 26.44 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended 30 June 2024 was a loss of UA 34.04 million (June 2023: a loss of UA 20.00 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus market referenced rate both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 30 June 2024, the cumulative unrealized fair value losses to date were UA 366.23 million (December 2023: UA 254.84 million).

NOTE L – Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion to 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI, i.e., during the period covered by GCI-V, and by its resolution's B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Türkiye and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic of Türkiye and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank. These shares, created under the two special capital increases, were subject to the same terms and conditions as the shares created under the GCI-V.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares were absorbed by Canada's and Sweden's subscriptions to GCI-VII when they became effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Such formalities had been completed on 24 April 2020.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million[3] to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non- regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

As part of the interim measures to prevent the downgrade of the African Development Bank (the "Bank") by rating agencies, and to strengthen the Bank's capital base, the Board of Governors adopted a resolution, on 5 March 2021, authorizing the creation of 2,860,447 temporary callable shares under the Special Temporary Callable Capital Increase (the "STCCI"). This STCCI resulted in an increase of the authorized capital stock of the Bank's capital from one hundred fifty-three billion one hundred ninety-one million three hundred sixty thousand Units of Account (UA 153,191,360,000) to one hundred eighty-one billion seven hundred ninety-five million eight hundred thirty thousand Units of Account (UA 181,795,830,000). Member countries were invited to deposit their Instruments of Subscription that would be qualified and effective only in the case of a single event leading to a reduction in the stock of the Bank's AAA-rated callable capital by at least 30 percent which would have the effect of reducing the coverage of the Bank's net debt by AAA-rated callable capital below 100 percent (the "Qualifying Event"). Had the Qualifying Event occurred before 31 December 2023, the expiry date of these shares, members having subscribed to the temporary callable capital stock would have acquired certain voting rights.

During the same extraordinary meeting, the Board of Governors approved and authorized the return and cancellation of temporary callable shares without Voting Powers, created in 2019 and subscribed by Canada and the Kingdom of Sweden, from the total authorized capital stock of the Bank, as part of the interim measures pending the conclusion of the Seventh General Capital Increase. Consequently, the authorized capital of the Bank was reduced by UA 1,157,000,000, bringing it down to UA 180,638,830,000.

Since the Qualifying Event for the temporary callable shares under the STCCI did not occur before 31 December 2023, the subscriptions from member countries that submitted their instruments of subscription

---

[3] *The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland ("Ireland") (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada ("Canada") (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden ("Sweden") (UA 357,000,000) upon the Board of Governor's approval of Resolution B/BG/EXTRA/2019/01.*

did not become effective, and the voting rights attached to those callable shares, at a rate of 1 vote for every 5 shares, did not come into effect.

On 31 December 2023, the 2,860,447 callable shares created under the STCCI expired and any shares allocated to member countries were returned to the Bank[5] . However, these shares remain included in the Bank's authorized capital pending their cancellation by the Board of Governors, as provided for in Article 29 (2) (a) of the Bank Agreement.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors adopted and authorized (i) the return and cancellation from the authorized capital stock of the Bank of the 2,860,447 additional shares created under the Special Temporary Callable Capital Increase as part of a temporary measure to preserve the Bank's Fitch AAA credit rating and its lending capacity until a more permanent solution is found, and (ii) a General Callable Capital Increase and the creation of 8,812,536 additional callable capital shares, bringing the authorized capital stock of the Bank to two hundred and forty billion one hundred fifty nine million seven hundred twenty thousand units of account (UA 240,159,720,000).

The Bank's capital as at 30 June 2024 and 31 December 2023 were as follows:

(UA thousands)	2024	2023
Capital Authorized (in shares of UA 10 000 each)	240,159,720	180,638,830
Less: Unsubscribed	(91,271,845)	(32,525,952)
Subscribed Capital	148,887,875	148,112,878
Less: Callable Capital	(138,906,372)	(138,177,865)
Paid-up Capital	9,981,503	9,935,013
Shares to be issued upon payment of future installments	(2,729,290)	(2,983,920)
Add: Amounts paid in advance	618	593
Capital	**7,252,831**	**6,951,686**

The subscription position including the distribution of voting rights at 30 June 2024 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-V, GCI-VI and GCI-VII. After the shares have been fully paid, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Included in the authorized data for 30 June 2024 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 30 June 2024 were as follows:

---

[5]*In accordance with paragraph 3.13 of the document titled Proposal for a Special Capital Increase of the African Development Bank - Temporary Callable Capital with voting rights (ADB/BD/WP/2020/307/Rev.2), dated 29 January 2021.*

African Development Bank

(Amounts in UA thousands	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	771,938	5.281	377,685	7,341,680	772,563	5.276
2	ANGOLA	153,941	1.053	71,797	1,467,612	154,566	1.056
3	BENIN	30,474	0.208	12,370	292,390	31,099	0.212
4	BOTSWANA	112,523	0.770	80,095	1,045,130	113,148	0.773
5	BURKINA FASO	59,586	0.408	24,540	571,330	60,211	0.411
6	BURUNDI	31,711	0.217	13,272	303,836	32,336	0.221
7	CABO VERDE	7,938	0.054	3,991	75,400	8,563	0.058
8	CAMEROON	143,467	0.982	52,575	1,382,111	144,092	0.984
9	CENTRAL AFRICAN REPUBLIC	4,988	0.034	1,975	47,912	5,613	0.038
10	CHAD	8,745	0.060	3,583	83,880	9,370	0.064
11	COMOROS	1,115	0.008	680	10,476	1,740	0.012
12	REPUBLIC OF THE CONGO	56,379	0.386	26,004	537,800	57,004	0.389
13	COTE D'IVOIRE	554,742	3.795	225,388	5,322,050	555,367	3.793
14	DR CONGO	235,894	1.614	66,808	2,292,135	236,519	1.615
15	DJIBOUTI	1,213	0.008	1,517	10,610	1,838	0.013
16	EGYPT	898,008	6.144	418,285	8,561,800	898,633	6.137
17	EQUATORIAL GUINEA	9,588	0.066	7,969	87,913	10,213	0.070
18	ERITREA	4,523	0.031	3,049	42,182	5,148	0.035
19	ESWATINI	16,360	0.112	11,013	152,590	16,985	0.116
20	ETHIOPIA	220,612	1.509	84,253	2,121,880	221,237	1.511
21	GABON	66,798	0.457	56,747	611,258	67,423	0.460
22	GAMBIA	18,432	0.126	6,823	177,520	19,057	0.130
23	GHANA	307,621	2.105	125,974	2,950,211	308,246	2.105
24	GUINEA	56,794	0.389	22,325	545,630	57,419	0.392
25	GUINEA BISSAU	984	0.007	990	8,860	1,609	0.011
26	KENYA	186,876	1.279	75,313	1,793,450	187,501	1.281
27	LESOTHO	13,057	0.089	6,009	124,570	13,682	0.093
28	LIBERIA	27,686	0.189	11,294	265,591	28,311	0.193
29	LIBYA	327,912	2.243	186,004	3,093,118	306,165	2.091
30	MADAGASCAR	93,921	0.643	37,159	902,000	94,546	0.646
31	MALAWI	45,566	0.312	18,942	436,730	46,191	0.315
32	MALI	25,444	0.174	20,487	233,958	26,069	0.178
33	MAURITANIA	7,708	0.053	4,912	72,186	8,333	0.057
34	MAURITIUS	93,770	0.642	48,780	888,860	94,395	0.645
35	MOROCCO	690,228	4.722	355,418	6,546,870	690,853	4.718
36	MOZAMBIQUE	84,104	0.575	32,956	808,108	84,729	0.579
37	NAMIBIA	49,557	0.339	21,663	471,800	50,182	0.343
38	NIGER	28,691	0.196	12,458	274,453	29,316	0.200
39	NIGERIA	1,353,685	9.262	703,757	12,833,100	1,354,310	9.249
40	RWANDA	19,594	0.134	8,043	187,896	20,219	0.138
41	SÃO TOMÉ AND PRÍNCIPE	9,092	0.062	3,626	87,314	9,717	0.066
42	SENEGAL	144,329	0.987	57,384	1,385,923	144,954	0.990
43	SEYCHELLES	4,132	0.028	2,581	38,741	4,757	0.032
44	SIERRA LEONE	15,893	0.109	12,985	145,951	16,518	0.113
45	SOMALIA	4,263	0.029	2,792	39,846	4,888	0.033
46	SOUTH AFRICA	732,928	5.015	350,278	6,979,010	733,553	5.010
47	SOUTH SUDAN	46,150	0.316	6,665	454,850	45,538	0.311
48	SUDAN	14,034	0.096	14,160	126,177	14,659	0.100
49	TANZANIA	117,091	0.801	46,532	1,124,387	117,716	0.804
50	TOGO	23,804	0.163	9,770	228,276	24,429	0.167
51	TUNISIA	209,161	1.431	100,044	1,991,560	209,786	1.433
52	UGANDA	56,448	0.386	23,436	541,062	57,073	0.390
53	ZAMBIA	169,827	1.162	68,182	1,630,070	170,452	1.164
54	ZIMBABWE	248,758	1.702	102,845	2,384,744	249,383	1.703
Total Regionals		**8,618,082**	**58.963**	**4,044,181**	**82,134,792**	**8,628,223**	**58.927**

	Member States	Total Shares	% of Total	Amount Paid	Callable Capital	Number of Votes	% of Total Voting
Total Regionals		**8,618,082**	**58.963**	**4,044,181**	**82,134,792**	**8,628,223**	**58.927**
55	ARGENTINA	11,870	0.081	7,185	111,520	11,649	0.080
56	AUSTRIA	63,983	0.438	32,175	607,660	64,608	0.441
57	BELGIUM	93,548	0.640	61,730	873,750	94,173	0.643
58	BRAZIL	21,791	0.149	16,970	200,940	22,416	0.153
59	CANADA	560,607	3.836	365,840	5,240,240	561,232	3.833
60	CHINA	184,922	1.265	93,300	1,755,920	185,547	1.267
61	DENMARK	168,660	1.154	91,882	1,594,720	169,285	1.156
62	FINLAND	70,046	0.479	35,225	665,240	70,671	0.483
63	FRANCE	538,171	3.682	270,625	5,111,090	538,796	3.680
64	GERMANY	599,965	4.105	325,334	5,674,320	600,590	4.102
65	INDIA	41,203	0.282	20,175	391,860	41,828	0.286
66	IRELAND	116,570	0.798	40,041	1,125,670	117,195	0.800
67	ITALY	347,768	2.379	174,830	3,302,850	348,393	2.379
68	JAPAN	789,177	5.399	397,060	7,494,710	789,802	5.394
69	KOREA	68,968	0.472	34,375	655,310	69,593	0.475
70	KUWAIT	63,983	0.438	32,175	607,660	64,608	0.441
71	LUXEMBOURG	29,709	0.203	13,140	283,950	30,334	0.207
72	NETHERLANDS	127,060	0.869	68,288	1,202,320	127,685	0.872
73	NORWAY	169,596	1.160	91,848	1,604,120	170,221	1.163
74	PORTUGAL	34,471	0.236	17,415	327,300	35,096	0.240
75	SAUDI ARABIA	27,763	0.190	13,965	263,670	28,388	0.194
76	SPAIN	154,377	1.056	100,670	1,443,100	155,002	1.059
77	SWEDEN	225,212	1.541	113,018	2,139,110	225,837	1.542
78	SWITZERLAND	210,657	1.441	110,800	1,995,780	211,282	1.443
79	TÜRKIYE	56,839	0.389	25,135	543,260	57,464	0.392
80	U.K.	271,589	1.858	177,620	2,538,270	272,214	1.859
81	U.S.A.	949,506	6.496	477,830	9,017,240	950,131	6.489
Total Non-Regionals		**5,998,011**	**41.037**	**3,208,650**	**56,771,580**	**6,014,040**	**41.073**
Grand Total		**14,616,093**	**100.00**	**7,252,831**	**138,906,372**	**14,642,263**	**100.00**

The subscription position including the distribution of voting rights at 30 June 2024 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V, GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 30 June 2024 and 31 December 2023, the Cumulative Exchange Adjustment on Subscriptions were as follows:

(UA thousands)	2024	2023
Balance at 1 January	151,635	154,169
Net conversion losses on new subscriptions	(7,687)	(2,534)
Balance	**143,948**	**151,635**

Reserves

The reserves increased by UA 82.94 million (2.07 percent) from UA 4,014.34 million as at 31 December 2023 to UA 4,097.29 million as at 30 June 2024. This increase is due to the total comprehensive income for the period of UA 85.78 million.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity.

Hybrid Capital Instrument

The Bank issued a subordinated and perpetual HCI or Notes with 5.75% resettable coupon rate on 30 January 2024. The HCI issue had a proceed of USD 750 million (UA 563.86 million) with a 0.5% percent transaction cost of USD 3.75 million (UA 2.83 million). The Bank has the sole and absolute discretion to call or redeem the HCI (or on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would only be deemed payable to the holders, if and only if declared and approved by the Bank. If a trigger event occurs, and the set threshold (7.5x) is breached, payment of the discretionary coupon must be canceled. Also, the HCI would be write-down if certain events occur.

Based on its terms, the HCI meets the definition of equity under IFRS and was consequently classified and presented under equity in the Bank's financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction cost and discretionary coupons) would be directly recorded in equity. Also, the HCI would be recorded at historical cost and would not be remeasured over time.

The Bank strategy was to invest the HCI proceeds in certain corporate bonds over an interim of period of time (up to 3 months) to construct a dedicated amortized cost treasury investment portfolio. The Bank financial statements and operations would be exposed to interest rate risk with attendant income statement volatility over the interim period (between when HCI proceeds are received, and the dedicated treasury investment portfolio is constructed). To mitigate this interest rate and income statement volatility arising during the interim period, the bank applied cash flow hedge accounting using bonds futures.

HCI- Details of the Subordinated Notes are presented below:

Initial issue date	First call date	Initial nominal value (currency) USD	Initial nominal value (UA)	Initial currency	Rate	Carrying Amount at Period End (UA)
30-Jan-24	30-Aug-34	750,000	563,859	USD	5.75%	563,859

The fixed discretionary coupon rate on the HCI has a reset mechanism on the first reset date of August 2034 and every 5 years thereafter at a reset rate equal to the prevalent 5-year US Treasury + 157.5 bps. If the HCI is not called or redeemed at the first call date, the coupon rate would be reset in line with the above stated mechanism.

Income statements	UA'000
Interest Income from HCI treasury investments at amortized costs	8,000
Interest income on treasury investments at fair value	3,330
Net fair value changes on cash flow hedge bond futures	(289)
	11,042
Balance Sheet	
Treasury	
HCI Treasury investments- Amortized costs	568,900
	568,900
Account receivable-	
Interest receivable	**10,404**
Equity	
HCI Proceeds from issuance	563,859
Transaction Cost - Retained Earnings	(2,831)
Cash flow hedge reserves (OCI)	(11,279)
	549,749

HCI Trigger Event as at 30 June 2024

The discretionary coupon payments must be mandatorily cancelled if the ratio of total assets to paid-in capital and reserves exceeds 7.5x.

The ratio for the period is stated below;

Total Assets/Paid-in capital and reserves (< limit 7.5x)	3.54
Distance to trigger event (UA' million)	6,219.41

Adjusted Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses. Following the issue of the HCI which was accounted for directly in equity (with no impact on the income statement), the allocable income management performance measure is now adjusted for the effect of costs associated with the HCI issue.

At 30 June 2024 and 30 June 2023, the Adjusted Allocable Income was as follows:

(UA thousands)	2024	2023
Net Income before distribution approved by the Board of Governors	238,436	173,629
Adjustment for volatile elements of gains and losses:		
Unrealized (gains) / losses on borrowings and derivatives	(23,825)	26,443
Translation (gains)/losses	(6,455)	(4,161)
Total Adjustment for volatile elements of gains and losses	(30,280)	22,282
Allocable Income	**208,156**	**195,911**
Net Projected costs (Transaction cost + Discretionary coupon)	(15,671)	-
Adjusted Allocable income	**192,485**	**195,911**

NOTE M – Income from Loans and Investments and Related Derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the period ended 30 June 2024 and 30 June 2023 was as follows:

UA thousands	2024	2023
Interest income on loans not impaired	624,662	489,479
Interest income on impaired loans	22,801	8,486
Interest on loan swaps	40,032	22,833
Total interest income on loans	**687,496**	**520,798**
Commitment and other similar fees	19,881	15,026
Financial guarantee fee income	329	217
Total fee income	**20,210**	**15,243**
Financial guarantee fee expense (BSOs)	(7,176)	(8,141)
Total	**700,530**	**527,901**

Analysis of Interest Income from loans by Operations

UA thousands	2024	2023
Interest income on Sovereign loans	526,289	400,914
Interest income on Non sovereign loans	121,175	97,051
Interest on loan swaps	40,032	22,833
Total interest income	**687,496**	**520,798**

Income from Investments and Related Derivatives

Income from loans and related derivatives for the period ended 30 June 2024 and 30 June 2023 was as follows:

UA thousands	2024	2023
Interest income	213,408	170,454
Realized fair value losses on investments	51,524	29,056
Unrealized fair value gains on investments	3,580	41,668
Subtotal	55,104	70,724
Total	**268,512**	**241,178**

Total interest income on investments at amortized cost for the period ended 30 June 2024 was UA 84.11 million (2023: UA 57.97 million).

Net interest income from loans and investment and related derivatives

The net interest income on loans, investment and related derivatives for the period ended 30 June 2024 and 30 June 2023 was as follows:

(UA thousands)	2024	2023
Interest income from loans	687,496	520,798
Interest income from treasury investment	213,408	170,454
Other debt securities	4,511	2,073
Total Interest Income	**905,414**	**693,325**
Borrowing expenses (Note O)	(699,968)	(265,007)
Net interest income	**205,446**	**428,318**

NOTE N – Other Income

Other Income represents net earnings that arise from other sources and activities apart from the Bank's development related activities and Investment activities. Other income for the period ended 30 June 2024 and 30 June 2023 was as follows:

(UA thousands)	2024	2023
Management fees	3,873	3,148
Rental income	505	589
Miscellaneous Income	1,319	420
Board allowances received	41	81
Share of profits in associate	76	157
Losses on disposal of Property and equipment	(5)	(88)
Others	(126)	312
Total	**5,683**	**4,619**

NOTE O – Borrowing Expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the period ended 30 June 2024 and 30 June 2023 was as follows:

(UA thousands)	2024	2023
Charges to bond issuers	309,724	260,431
Amortization of issuance costs	(438)	492
Interest on operating lease	181	158
Total	**309,466**	**261,081**

Total interest expense for financial liabilities not at fair value through profit or loss for the period ended 30 June 2024 was UA 11.86 million (June 2023: UA 7.01 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the period ended 30 June 2024 and 30 June 2023 was as follows:

(UA thousands)	2024	2023
Interest on derivatives payable	818,625	671,547
Interest on derivatives receivable	(428,123)	(387,074)
Total	**390,502**	**284,473**
Net borrowing expenses	**699,968**	**545,553**

Gains on Borrowings and Related Derivatives

Gains/losses on borrowings, related derivatives and others for period ended 30 June 2024 and 30 June 2023 was as follows:

(UA thousands)	2024	2023
Gains/(Losses) borrowings, related derivatives and others	23,825	(26,443)

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 0.93 million (June 2023: unrealized gain of UA 3.32 million), representing hedge effectiveness and a gain of UA 0.87 million (June 2023: UA 0.93 million) of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the period ended 30 June 2024 amounted to a loss of UA 5.97 million (June 2023:a loss of UA 7.19 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the period ended 30 June 2024 was UA 25.92 million (June 2023: a gain UA 16.24 million).

NOTE P – Administrative Expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity's work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the year ended 30 June 2024 and 30 June 2023 comprised the following:

(UA thousands)	2024	2023
Manpower expenses	179,528	177,145
Other general expenses	36,901	37,164
Total	**216,429**	**214,309**
Reimbursable by ADF	(117,936)	(116,295)
Reimbursable by NTF	(667)	(240)
Net	**97,826**	**97,774**

NOTE Q: Employee Benefits Liabilities

Staff Retirement Plan and Medical Benefits Plan

The table below summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at 30 June 2024 and 31 December 2023.

(UA millions)	Staff Retirement Plan		Medical Benefit Plan		Total	
	2024	2023	**2024**	2023	**2024**	2023
Balance at January 1	(36.88)	66.76	266.84	161.67	229.96	228.43
Employee Benefit Liability for the period	(1.00)	(103.64)	9.46	105.17	8.46	1.53
(Assets)/Liability on balance sheet at 30 June 2024	**(37.88)**	**(36.88)**	**276.30**	**266.84**	**238.42**	**229.96**

NOTE R – Related Parties
The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note L. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. The Board of Directors approves such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity's work program deliverables.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended 30 June 2024 and 30 June 2023 were made up as follows

(UA thousands)	2024	2023
Salaries	17,081	15,690
Termination and other benefits	3,257	3,320
Contribution to retirement and medical plan	3,690	3,367
	24,028	**22,377**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 30 June 2024, outstanding balances on loans and advances to management staff and executive directors amounted to UA 11.67 million (30 June 2023: UA 8.22 million).

Note S – Supplementary disclosures
Note S-1: Exchange rates

The rates used for translating currencies into Units of Account at 30 June 2024 and 31 December 2023 were as follows;

		2024	2023
1 UA = 1 SDR =	Algerian Dinar	178.07000	180.10000
	Angolan Kwanza	1,102.44772	1,111.97610
	Australian Dollar	2.02607	1.97888
	Botswana Pula	18.15400	17.99030
	Brazilian Real	6.61131	6.52426
	Canadian Dollar	1.79325	1.77933
	Chinese Yuan Renminbi	9.56562	9.58727
	CFA Franc	802.99000	798.64700
	Danish Kroner	9.13676	9.07779
	Egyptian Pound	62.75613	41.44419
	Ethiopian Birr	75.02630	74.70270
	Euro	1.22415	1.21753
	Gambian Dalasi	88.62000	84.69963
	Ghanaian Cedi	17.04979	15.93904
	Guinean Franc	11,256.04640	11,420.37700
	Indian Rupee	110.33900	111.49100
	Japanese Yen	200.26200	190.45400
	Kenyan Shilling	174.51045	209.92010
	Korean Won	1,783.23000	1,749.80000
	Kuwaiti Dinar	0.40701	0.41163
	Libyan Dinar	6.40734	6.40688
	Mauritian Rupee	61.79930	59.30040
	Moroccan Dirham	13.36496	13.27301
	New Zambian Kwacha	32.98195	34.49474
	New Zealand Dollar	2.20903	2.13282
	Nigerian Naira	1,730.06790	1,206.71560
	Norwegian Krone	14.31170	13.72210
	Pound Sterling	1.04930	1.05381
	Sao Tomé Dobra	29.99168	29.58510
	Saudi Arabian Riyal	4.96285	5.02074
	South African Rand	25.13540	24.71770
	Swedish Krona	14.10830	13.46050
	Swiss Franc	1.19856	1.14526
	Tanzanian Shilling	3,388.02030	3,292.57540
	Tunisian Dinar	4.14150	4.11316
	Turkish Lira	42.79060	39.61710
	Ugandan Shilling	5,152.42049	5,074.47769
	United States Dollar	1.32405	1.34167
	Vietnamese Dong	32,143.29983	32,474.45152